SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR October 21, 2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Final Results announcement dated 21 October 2004



21 October 2004

                 ALLIED DOMECQ DELIVERS SUSTAINED BRAND GROWTH

Allied Domecq PLC announces strong brand growth across its spirits, wine and quick service restaurant businesses delivering an 11% increase in trading profit and EPS up 16% at constant currency. This reflects strong value creation from the core spirits brands with volumes up 8%, a 13% increase in profits from our premium wine brands and a growth of 21% in trading profit at the QSR division.


FINANCIAL HIGHLIGHTS                                                                 Growth at
                                                                                      constant
                                                            Restated     Growth       currency
                                                    2004        2003          %              %
- Spirits & Wine net turnover                  GBP2,385m   GBP2,387m          0              5
- Marketing investment behind Spirits & Wine     GBP421m     GBP413m          2              6
- Group trading profit                           GBP657m     GBP637m          3             11
- Group profit before tax                        GBP521m     GBP491m          6             15
- Normalised earnings per share                    35.5p       33.2p          7             16
- Dividend                                         15.5p       14.0p         11
- Net cash flow from operating activities        GBP655m     GBP702m
- Free cash flow (after dividends)               GBP251m     GBP243m

Figures are stated before goodwill and exceptional items. Figures for the year ended 31 August 2003 have been restated for 'FRS 17 - Retirement benefits', 'UITF 38 - Accounting for ESOP trusts' and 'FRS 5 - Reporting the substance of transactions - Application Note G', see page 16. Cash flow from operating activities excludes the pre-tax benefit of the Mexican excise rebate (2004:
GBPnil;  2003:  GBP46m);  free cash flow  excludes the post-tax  benefit  (2004:
GBPnil; 2003: GBP38m).

BUSINESS HIGHLIGHTS

Figures here and in the Operating and Financial Review are stated before goodwill and exceptional items and comparative information is based on constant exchange rates unless otherwise specified.

Spirits & Wine                         Core brands
   -Volumes up 2%                        -Volumes up 8% (ex RTDs +7%)
   -Net turnover up 5%                   -Net turnover up 7% (ex RTDs +7%)
   -Marketing spend up 6%                -Marketing spend up 9%
   -Net brand contribution up 4%         -Net brand contribution up 7%
   -Trading profit up 9%

Premium wine                           Quick Service Restaurants
   -Volumes flat                         -Distribution points up 6%
   -Net turnover up 7%                   -Combination stores up 18%
   -Marketing spend up 9%                -System-wide sales up 12%
   -Trading profit up 13%                -Trading profit up 21%


Delivering improved efficiencies and cash flow
   -Efficiency improvements - overheads flat, benefiting from restructuring activities
   -Strong cash generation - GBP251m free cash flow (GBP407m before dividends) -Continued debt reduction - GBP471m reduction

Philip Bowman, Chief Executive, said:

"This has been an excellent year for Allied Domecq with strong brand growth across our core spirits brands and good profit growth from our premium wines and Quick Service Restaurants. These yet again underscore the successful transformation of Allied Domecq into a brand and consumer-driven, value creating business. In particular, our core brands performed well in the US delivering overall market share gains. We have also followed our strategy of value improvement in the premium wine brands to deliver strong profit growth at a time when other wine companies have struggled in a difficult market. The double digit profit growth at our Quick Service Restaurants business has been driven by strong same store sales growth and new store openings. Overall, these good performances have more than offset the trading challenges we faced in markets such as South Korea, France and Germany.

"Looking ahead, we anticipate that the continued momentum of the core brands, supported by our focused marketing investment, will drive volume and turnover growth, as well as higher gross margins, even though certain markets remain challenging. The premium wine brands are on track to meet the five year return on investment targets that we set out two years ago. We anticipate that further innovation and new store openings will continue to drive double digit profit growth in our Quick Service Restaurants business. Together, this momentum will provide us with the platform to deliver continued earnings growth in 2005."

For further information:

Media enquiries:
Stephen Whitehead, Director of Group Corporate Affairs +44 (0) 7880 783532
                                                       +44 (0) 20 7009 3927
Anthony Cardew, CardewChancery                         +44 (0) 20 7930 0777

Investor enquiries:
Graham Hetherington, Chief Financial Officer           +44 (0) 20 7009 3910
Peter Durman, Director of Group Investor Relations     +44 (0) 7771 974817

Internet:
Corporate information can be accessed from the website at www.allieddomecq.com.

Presentation material:
The results presentation will be available on the corporate website from 09.00 (UK time) on Thursday 21 October 2004.

Presentation webcast/audio broadcast:
A live webcast of the presentation to analysts will be available on the investor relations section of www.allieddomecq.com at 09.30 (UK time) on Thursday 21 October. A recording of the webcast will be available from around 14.00 (UK time).

A live audio broadcast of the presentation and question and answer session will also be available. The presentation can be accessed by dialling:
    UK:             0800 358 5268
    US/Canada:      1 888 469 8033
    France:         017 09 99 34 40
    Germany:        069 58 99 90 07 11
    International:  +44 (0) 20 7154 2683

Conference call:
A conference call will be held for analysts and investors at 16.00 (UK time) on Thursday 21 October. The call can be accessed by dialling:
    UK:             0800 358 5268
    US/Canada:      1 888 469 8033
    France:         017 09 99 34 40
    Germany:        069 58 99 90 07 11
    International:  +44 (0) 20 7154 2683

A recording of the conference call will be available from around 17.00 (UK time) today until 28 October 2004. Call the following numbers to listen to the recording:
    UK/Europe:     +44 (0) 20 8515 2499    Access code: 3198793#
    US/Canada:     1 800 406 7325          Access code: 3198793#

Photography:
Original high resolution photographs are available to the media free of charge at www.newscast.co.uk +44 (0) 20 7608 1000.

Cautionary statement regarding forward-looking information
Some statements in this press release contain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act of 1934. They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans", "anticipates", "estimates" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Explanatory notes
Comparative information in the Operating and Financial Review is based on constant exchange rates. Net turnover is turnover after deducting excise duties. Profit and normalised earnings are stated before goodwill and exceptional items. Volumes are quoted in nine litre cases unless otherwise specified.

Brands
All brands mentioned in this press release are trademarks and are registered and /or otherwise protected in accordance with applicable law.



OPERATING AND FINANCIAL REVIEW

Summary
At constant currency, normalised earnings per share have grown by 16% and reported normalised earnings per share have increased by 7% to 35.5p. The three key drivers have been:

   -The growth of Spirits & Wine gross profit, particularly from the core brands, which contributed the majority of the incremental gross profit; -The good mix growth of the premium wine brands; and -The strong growth in Quick Service Restaurants.

From a geographic perspective, the growth in Spirits & Wine profit has been driven by good trading in North America, a recovery in volumes in Spain and strong value growth in the premium wine portfolio in the US and UK. This has been partly offset by declines in some markets in Western Europe and in Asia Pacific due to local economic and trading challenges. Encouragingly we stabilised the profit declines in Asia Pacific during the second half. The Quick Service Restaurants business has delivered double digit profit growth by implementing its strategy of driving same store sales growth, new store openings and cost efficiencies.

At constant exchange rates, Spirits & Wine net turnover grew GBP105m (5%) to GBP2,385m. However, Quick Service Restaurants turnover declined by GBP7m reflecting the final transition of Baskin-Robbins from producing and selling ice cream to US franchisees (which is now fully contracted out) to a wholly royalty-based model. Group turnover grew by 2% at constant exchange rates. Reported turnover for the Group declined by GBP88m (3%) to GBP3,229m of which GBP161m related to adverse year-on-year foreign exchange movements.

At constant currency, normalised profit before tax increased by 15%. Reported profit before tax increased 6% to GBP521m which reflects an adverse foreign currency translation and transaction movement of GBP38m on restating the profit for the prior period at this year's rates.

The Directors are recommending a final dividend of 9.67p per share giving a total for the year of 15.5p, an increase of 11%.

Outlook
Looking ahead, we anticipate that the continued momentum of the core brands, supported by our focused marketing investment, will drive volume and turnover growth, as well as higher gross margins, even though certain markets remain challenging. The premium wine brands are on track to meet the five year return on investment targets that we set out two years ago. We anticipate that further innovation and new store openings will continue to drive double digit profit growth in our Quick Service Restaurants business. Together, this momentum will provide us with the platform to deliver continued earnings growth in 2005.

Business drivers
Our strategy is delivering good growth in the core spirits and premium wine brands and from Quick Service Restaurants. We focus on three areas to drive competitive advantage and sustainable future growth:

   - Portfolio: By building and innovating our brand portfolio through effective marketing, we will retain consumers who enjoy our brands and attract and excite new consumers to win greater market share.

   - Presence: Through prioritising, developing and extending our geographic presence, we will establish strong positions in key markets across the world.

   - People: By developing our people, harnessing their talents and being an 'employer of choice', we will attract and retain the best people to deliver our business goals.


Our increased investment in these areas, particularly advertising and promotion, over the past four years is driving robust brand growth and strong financial results.

SPIRITS & WINE

                                  2004       2003     Growth
Volume (9L cases)                70.1m      68.6m         2%
Net turnover                 GBP2,385m  GBP2,280m         5%
Advertising and promotion      GBP421m    GBP396m         6%
Trading profit                 GBP548m    GBP503m         9%

Spirits & Wine net turnover has increased through the growth of our core spirits brands and premium wine brands. Net turnover grew 5% with two percentage points from volume growth and three percentage points from price/mix improvements. Gross profit increased by GBP64m, or 5%, reflecting volume growth (GBP32m), price/ mix improvements (GBP30m) and a lower cost of goods (GBP2m). The core brands and premium wines are the key drivers of the gross profit improvement.

Trading profit grew GBP45m (9%) after advertising and promotion investment increased by GBP25m (6%). Overheads were held flat even after investing significantly in our sales and marketing capabilities in the US and behind the premium wine brands. This has been achieved by driving efficiency benefits from the restructuring of the Spirits & Wine operations. The increase in advertising and promotion spend has been directed behind selected brand market combinations, particularly Sauza in the US and Mexico, Ballantine's in Spain, Malibu in the US and Spain, Kahlua in the US, Whisky DYC in Spain and Imperial in South Korea. This continues to reflect the rigorous way in which we allocate spend behind brands and markets; directing more behind the core brands including new campaigns and innovation, and withdrawing spend from less effective areas. As a result, we are continuing to achieve greater impact from our marketing investment.

Brand review
We manage the Spirits & Wine portfolio as four groups: core brands, local market leaders, premium wine and other Spirits & Wine brands.

Core brand volumes grew 8% and net turnover increased by 7% driven by strong growth across nearly all the brands. There is one percentage point of mix dilution caused by the successful growth of the lower margin ready-to-drink extensions, which grew volumes by 15%. Excluding the ready-to-drinks, core brand volumes and net turnover both grew by 7%. Advertising and promotion behind the core brands was up 9% resulting in net brand contribution increasing by 7%.

Spirits & Wine volume and net turnover growth


                                            Volume     Volume         Net
                                           million     growth    turnover
                                          9L cases          %    growth %
Core brands
Ballantine's                                   5.9          6           6
Beefeater                                      2.4          8          10
Canadian Club                                  2.6          7           0
Courvoisier                                    1.1          3           3
Kahlua                                         3.0         (1)          2
Maker's Mark                                   0.5         10          15
Malibu                                         3.0         17          15
Sauza                                          2.9         20          16
Tia Maria                                      0.8        (11)        (13)
Core brands                                   22.2          8           7
Local market leaders                          11.7         (2)         (2)
Premium wine                                  15.6          0           7

Other Spirits & Wine brands
    Other spirits                             12.7          0           4
    Other wine                                 7.9          5           3
Other Spirits & Wine total                    20.6          2           3
Total                                         70.1          2           5

The core brands are key drivers of gross profit growth with their premium positioning commanding high margins. The average gross profit per case of the core brands is more than twice that of the rest of the portfolio. As a result, they contributed the majority of the incremental Spirits & Wine gross profit. Ballantine's and Beefeater grew well reflecting a recovery in volumes in Spain. Canadian Club volumes grew 7% with flat turnover growth reflecting the price repositioning in the US and mix dilution from the growth of ready-to-drinks in
Australia.   Excluding the ready-to-drinks, Canadian Club volumes grew 3% on net turnover down 1%. Courvoisier grew both volumes and net turnover by 3% reflecting good growth in the UK. Kahlua volumes fell by 1% but price/mix improved net turnover by 2%. Price increases on Maker's Mark helped to grow net turnover 15% while volumes were up 10%. Malibu grew volumes 17% and net turnover by 15% reflecting a mix dilution from the successful growth of ready-
to-drinks in Australia.   Excluding the ready-to-drinks, volumes and net
turnover both grew 13%.   Sauza volumes grew 20% and net turnover was up 16%
reflecting price decreases in Mexico following declines in raw material costs. In the US, Sauza grew both volumes and net turnover by 13%. Tia Maria volumes declined by 11% and net turnover fell by 13%. This decline mainly reflects the one-off benefit of the initial distribution effect of the Tia Lusso launch which was not repeated this year and lower Tia Maria sales which were affected in the short-term by the focus on Tia Lusso. Looking ahead, we have developed a new marketing campaign to revitalise the Tia Maria brand.

The recovery in core brand volumes in Spain accounted for one percentage point of volume growth and overall core brand volume growth was 7% excluding the Spanish market.

The local market leader brands are important contributors to overall profit and cash generation. In addition, they provide important local scale to support the development of the core brands in key markets. Among the local market leader brands, the strong growth of Stolichnaya in the US and the recovery of volumes of Whisky DYC and Centenario in Spain were offset by volume declines in the Mexican brandies and Imperial whisky. As a result, overall local market leader volumes and net turnover both declined by 2%. Marketing investment was reduced across the local market leaders by 2% and net brand contribution declined by 2%.

The premium wine brands continued to deliver a significant price/mix improvement with flat volumes and net turnover up by 7%. Marketing spend increased by 9% to deliver a trading profit increase of 13%.

The volumes of the other Spirits & Wine brands grew volumes by 2% with net turnover up by 3%.

Market review - Spirits & Wine

The key geographic drivers are the strong growth in core brand volumes in North America which delivered good turnover and profit growth, a recovery in volumes in Spain and good value growth in the premium wine portfolio. These good results were in part offset by declines in some Western European markets as a result of unfavourable macro-economic conditions and in South Korea where the current consumer credit problems have affected consumption patterns.

The regional performance of our business is reviewed below.

North America
                                    Growth
Volumes (9L cases)                      5%
Net turnover                            9%
Advertising and promotion              10%
Trading profit                         15%

Strong trading in our North American business delivered a net turnover increase of 9% to GBP632m with volumes up 5%. Trading profit grew 15% to GBP183m after advertising and promotion grew by 10%.

In the US, we have continued to grow our share of the spirits market, reflecting the strength of our core brand portfolio and the benefits of our partnership approach with US distributors. As a result, we have grown volumes in the US by 7% and achieved good price/mix improvements to increase net turnover by 10%. Price improvements have been achieved particularly behind Maker's Mark, Malibu and Stolichnaya. To support this momentum, we increased our marketing investment by 11% with the increase being directed mainly behind Malibu, Sauza and Kahlua.

Malibu has continued to increase its market share of the rum category in the US. Volumes grew 31% with net turnover up 35%, reflecting the successful launch of the new flavours, mango and pineapple. The original coconut flavour has also continued to perform well with volumes up 13%. This reflects the success of the "Seriously Easy Going" campaign.

Sauza grew both volumes and net turnover by 13% in the US. It continued to grow its share of the tequila category as we increased our investment in the successful "Get Lost" marketing campaign. Maker's Mark had another strong year with further share growth with volumes up 14% and net turnover up 18%.

Stolichnaya continued to perform well with volumes up 9% and net turnover up 11% helped by the introduction of brand extensions such as Stoli Razberi and Stoli Elit. Beefeater grew volumes by 4% and net turnover by 5% supported by a new advertising campaign called "This Is Gin" which has been trialled in three cities and will be rolled out to further cities during 2005.

Our programme to revitalise Canadian Club has delivered volumes up 4% with flat net turnover reflecting the effect of planned price repositioning across selected States. As a result, Canadian Club has also grown share of the Canadian whisky category. Kahlua continued to deliver positive consumption trends with net turnover up 3% on flat volumes. Courvoisier volumes fell 2% following a strong performance last year.

Our strategy in the US is continuing to drive market share gains. The "first choice supplier" programme with US distributors has brought further benefits as we have extended the contracts to new States. Around 55% of our Open State volume is now covered by these new contracts which are long-term partnerships based on sustainability and mutual benefit. In addition, the new team we put in place to manage the Control States has provided the necessary focus to drive market share gains.

Europe

                        Growth
Volumes (9L cases)          0%
Net turnover                2%
Advertising and promotion (3)%
Trading profit             14%

Trading profit grew 14% to GBP139m reflecting a recovery in volumes in Spain and a good performance in the UK and Central and Eastern Europe, offset by declines in other Western European markets caused by the challenging trading conditions. Net turnover grew 2% to GBP734m on flat volumes. Advertising and promotion declined by 3% as we reallocated our resources into higher growth markets in the US and Asia. In addition, cost saving initiatives held overheads flat. Outside Spain, our European volumes and net turnover both declined 3% despite the core brands growing share in key markets.

Our business in Spain grew volumes by 8% and net turnover by 12% reflecting the recovery in our volumes following last year's destock by Spanish wholesalers. Ballantine's grew volumes by 16% and net turnover by 20% and, while the Scotch whisky category is now in decline, the brand has continued to grow its market share to an all-time high. We have significantly increased our investment behind the Ballantine's "Go Play" campaign in Spain to maintain the brand's momentum. Volumes for Beefeater grew 9% while net turnover grew 16%. Beefeater became the market leader in the gin category by value with strong market share gains. We have also recently launched WET by Beefeater, a premium brand extension, in high-end on-premise accounts. Malibu has continued to gain share following new television advertising and more than 1,000 on-trade promotion
events.   The volumes for Whisky DYC increased by 6%, as the new marketing campaign, "DYC Une", helped to improve awareness among target consumers. While the brandy market continues to decline, Centenario has maintained its leadership of the category with a 25% share.

The UK business has continued to deliver profit growth. Courvoisier extended its leadership of the cognac category with both volumes and net turnover up 9%. The brand is benefiting from new listings, a programme of on-trade events, particularly around cocktails, and an advertising programme in style magazines. Malibu has continued to grow share in both the on- and off-trade with volumes and net turnover up 8%. A new national TV and cinema campaign with the "Seriously Easy Going" message increased brand awareness along with a marketing focus on mixing with cranberry. Volumes for the overall Tia Maria trademark declined when compared against high volumes associated with the Tia Lusso launch programme last year. However, Tia Lusso has retained its position as the number two selling cream liqueur by value in the UK.

The rest of Western Europe, such as France and Germany, has experienced sluggish economies and slower consumer spending. However, key brands have made good progress with market share growth in these challenging markets. For example, in France, legislative changes including price decreases have made the trading climate difficult, although we achieved market share gains with Ballantine's.
In Germany, while the spirits market has continued to decline, Ballantine's increased its leadership of the Scotch whisky category. Ballantine's has also achieved share gains in other markets so that its overall European market share reached an all-time high.

In addition, we have reviewed our distribution arrangements in a number of our European markets and introduced new partnership arrangements in the Czech Republic, Benelux, Poland and Switzerland. These partnerships provide a more efficient route to market and are delivering overhead savings, improved scale and access. In Central and Eastern Europe, we have seen good profit growth in a number of markets such as Romania, Hungary and Russia and have benefited from the new distribution arrangements in the Czech Republic and Poland.

Latin America
                            Growth
Volumes (9L cases)              4%
Net turnover                    3%
Advertising and promotion       6%
Trading profit                  5%

Trading profit grew 5% to GBP44m while net turnover grew 3% to GBP268m despite the challenging market conditions. This performance reflects a significant improvement in the second half, with volumes up 10%, net turnover up 13% and trading profit up GBP6m. The key drivers for the year are the growth of the core brands, particularly Sauza in Mexico, and our Argentine wines, which have been partially offset by a decline in Mexican brandies.

Our Mexican business continued to extend its position as the leading spirits business. Sauza continued to grow its share to become the second largest tequila brand in Mexico. Volumes were up 36% and net turnover grew 27% reflecting price reductions caused by the highly competitive tequila market as well as declines in the raw material costs. We have also increased our focus on the core brands which have delivered good growth in Ballantine's and Kahlua. The domestic brandy category continues to be affected by the growth of the illegal spirits market in Mexico, which has resulted in a 5% decline in our Mexican brandy volumes. However, our brands have maintained their leadership of the category, and we delivered a better performance in the second half with brandy volumes up 7% driven by Presidente, albeit against weaker comparatives. We have continued to work with the Mexican government on initiatives to tackle the growth of the illegal spirits market. The recently implemented regimes apply excise duties on all alcohol imports and production in order to prevent its diversion to the illegal market. It is too early to determine the effectiveness of these initiatives.

In Argentina, we have extended our market leadership through growth of our core spirits brands, such as Tia Maria and Beefeater, and our Argentine wine portfolio. The Argentine wine portfolio helped to grow our domestic wine volumes by 40% and net turnover by 78%. In Brazil, our Latin American wines have also helped to grow our overall Brazilian volumes by 5%. Ballantine's also continued to perform well in the other Latin American markets.

Asia Pacific
                            Growth
Volumes (9L cases)              2%
Net turnover                  (3)%
Advertising and promotion      15%
Trading profit                (4)%

The challenging trading conditions in South Korea, where a consumer credit squeeze has triggered a significant slowdown in the overall spirits market, has caused the regional trading profit to decline by 4% to GBP68m. Net turnover for the region fell by 3% to GBP226m while volumes grew 2%. Core brand volumes in the region grew 14% offsetting the declines in local market leader brands in South Korea and the Philippines. Outside of South Korea, we experienced strong growth in the rest of the region with volumes up 11% driven by good performances in Greater China, Australasia and the emerging new markets.

The consumer credit squeeze in South Korea has slowed consumer spending which has badly affected the spirits industry. As a result, the whisky category has declined by 26% since August 2003 but our total market share improved by 1.4 percentage points to 34%. We improved our share across the premium, deluxe and super-premium categories. The premium (12 year old) category has been most affected, declining 29%, while Imperial Scotch whisky maintained its market leadership with volumes down 22%. We have, however, continued to grow our share of the premium whisky category to an all-time high. The more premium-priced brands have fared better as the consumer base is relatively less affected by the credit squeeze. This trend is continuing to support a mix benefit for Ballantine's aged whisky. In addition, in December we successfully launched Imperial 17 year old Scotch to broaden our access to this more premium-priced category. This was the main driver for the 15% increase in advertising and promotion in the Asia Pacific region. Our work with Imperial 17 year old and Ballantine's Masters has grown our share of the deluxe premium category in South Korea.

In Australia, our volumes grew 29% driven particularly by the success of our ready-to-drink extensions and good growth from Ballantine's and Malibu. The ready-to-drink formats are based on Canadian Club, with CC Club and CC Cola growing volumes by 40%, and the recent launch of Malibu Chill which has been very well received. The base Malibu brand also grew strongly in Australia with volumes up 25%. In the Philippines, Fundador has maintained its position as the largest international spirits brand but incurred volume declines of 14% as a result of increasing competition from low-priced Spanish imports and the difficult economy. Sales in Japan improved this year, driven particularly by Ballantine's aged whisky.

Our business in China has progressed in building organisational capabilities and a sales network. This delivered good growth from a small base such that volumes grew by 75% driven by Ballantine's, up 90%, and Courvoisier, up 74%.

Premium Wine
                            Growth
Volumes (9L cases)              0%
Net turnover                    7%
Advertising and promotion       9%
Trading profit                 13%

The premium wine brands have grown strongly with trading profit up 13% to GBP98m. Net turnover increased by 7% to GBP475m on flat volumes which reflects a strong price/mix improvement of 7%. Advertising and promotion increased 9% primarily behind our champagne brands. Our continued focus on value and mix improvement is delivering improving returns on investment and we are on track to reach our targets. These excellent results have been achieved at a time when many other wine companies have struggled against a challenging wine market. It demonstrates the strength of our wine brands and the benefits of our geographic diversity which have provided a natural hedge against recent variations in wine cycles. We have also improved our capital efficiency both by better working capital management and through disposal of non-strategic assets. These capital savings along with the profit growth are driving higher returns.

Our premium-priced wines (GBP5 or US$7 retail price and above) represent around 55% of the portfolio by volume but around 85% of the portfolio by value. Our strategy is to shift the mix of our wine portfolio towards these more premium categories and away from the value category. As a result, we delivered flat overall volume growth reflecting a strong performance in the premium categories offset by the declines in the value categories. It was helped by a significant growth in premium wine volumes during the second half with overall volumes up 4% and net turnover up 9%.

We had a very strong year in the US, our largest wine market, with overall volumes up 14% and net turnover up 17%. Our largest US brand, Clos du Bois, was the key driver with volumes up 13%. Its core chardonnay varietal grew well and we also benefited from the introduction of a new shiraz varietal. The successful launches of the Jerry Garcia label and Mumm 'M' were also helpful growth drivers. Mumm Cuvee Napa experienced overall strong growth with volumes up 14%. The addition of the Gary Farrell icon wines into the portfolio has also helped to improve the credibility and breadth of the US domestic portfolio. The other key growth driver was the continued introduction of wine imports into the US market, particularly from New Zealand, Champagne and Spain. The New Zealand wines, which we market under the Brancott label in the US, delivered volume growth of 38% and our champagne volumes in the US increased by 36%. Both our domestic and imported brands benefited from broader distribution and improved sales and marketing capabilities within the US market.

The UK wine business delivered good growth with volumes up 7% and net turnover up 10%. There was good growth from a range of brands from different production regions. The New Zealand brands grew volumes and net turnover by 9% in spite of the supply shortage resulting from last year's reduced grape harvest. The Spanish Rioja brands benefited from the strength of our UK distribution, with Campo Viejo volumes up 24% and net turnover up 34%. The champagnes have also delivered net turnover growth of 6% as we have increased prices, particularly on Mumm. Our largest Argentine wine brand, Graffigna, also saw good growth with volumes up 17% and net turnover up 26%.

Our wine sales in Australia and New Zealand had a slow start to the year. The domestic sales in New Zealand declined, primarily reflecting the grape supply shortage caused by last year's frost damage. Consolidation among the retailers also put pressure on sales. However, we restructured our operations in New Zealand and Australia and, coupled with the improving supply situation, we saw good net turnover growth across all brand categories in the second half. The grape harvest in 2004 was at record levels and will support future growth even though overall supply remains tight in the New Zealand market. The premium positioning of our portfolio and the tension in grape supply will support continued value growth from our New Zealand operations.

In Spain, we restructured our operations and continued to focus on driving the mix shift from low value table wine to more premium categories. In the second half, our volumes grew 5% and net turnover grew 10% with good growth across the premium portfolio. In the year as a whole, volumes declined 7% but delivered seven percentage points of price/mix improvement to give flat overall turnover.

Global Operations and Duty Free
During the year, we restructured our Global Operations activities around a simpler functional model based upon regional manufacturing units, supply chain, procurement, finance, human resources and technical operations. This new structure is enabling us to leverage our global scale more effectively, to transfer best practice, to speed up decision-making and deliver better utilisation of our assets. Global Operations has continued to improve productivity by 3% for Spirits & Wine, measured as cases produced per employee. This improvement has been achieved across the key production centres.

Our Duty Free business has grown well with core brand volumes up 8%. The growth came from nearly all the brands with particularly strong performances from aged Ballantine's in Asia, Sauza in the US and Europe, Beefeater and Canadian Club in the US. Traffic numbers have improved during the year, particularly in Asia and the US which were affected by the SARS virus and the Gulf War, respectively, last year. The premium wine brands also performed well with good growth from across the portfolio following improved distribution and listings in airport shops.

QUICK SERVICE RESTAURANTS

   -Distribution points up 6%
   -Number of combination stores up 18%
   -System-wide sales growth of 12%
   -Turnover down 3%
   -Trading profit up 21%

Quick Service Restaurants had an excellent year with profits up 21% to GBP86m driven by continued growth in same store sales, the contribution from new stores and from the cost savings resulting from last year's reorganisation. Distribution points increased by 6% with new store openings in both the US and internationally. Global system-wide sales increased by 12%. However, overall turnover has fallen by 3% (GBP7m) to GBP226m, reflecting the final transition of Baskin-Robbins from producing and selling ice cream to US franchisees (which is now fully contracted out) to a wholly royalty-based model. Excluding the effect of this outsourcing, turnover is up 6%. Gross profit increased by 6% to GBP208m.

Dunkin' Donuts is the key growth driver for QSR with a 13% increase in global system-wide sales. This reflects US same store sales up 6.9% and a 6% increase in global distribution points. The same store sales growth exceeds the rate for the overall industry and is driven by innovation and excellent marketing. In particular, a new range of coffee offerings including latte, cappuccino and espresso products was launched in October 2003. During the summer, the range was extended to include iced coffee options which also proved very popular. The launch exceeded all expectations and helped beverages to grow by 13%. The launch has been supported by the introduction of new high-speed coffee machines that support Dunkin' Donuts reputation for speed, quality and value for money. On the baked goods side, we introduced a new apple pie product and new breakfast sandwich formats.

Baskin-Robbins grew global system-wide sales by 10%. This was driven by same store sales growth and a 7% increase in new store openings. US same store sales grew 2.1%, benefiting from a movie co-promotion with the recent Dreamworks film, Shrek 2, which saw the launch of new flavours such as Fiona's Fairytale, Shrek'd Out Chocolate Mint and Shrek's Hot Sludge sundae. We also re-launched Cappuccino Blast for the summer with good results and successfully trialled a new store format in California. The key innovations for the new store concept are a beverage bar, a new cake display and the introduction of a new soft-serve ice cream to which customers can add their own toppings. The initial results are encouraging. To support the international business, which accounts for almost half of Baskin-Robbins stores, we introduced a global advertising fund in conjunction with the franchisees to deliver a more co-ordinated and cost effective approach to marketing in our international markets.

The difficult economic conditions in California and the increasingly competitive environment has held back the sales of Togo's which recorded an 8% decline in system-wide sales. However, the store innovation and refurbishment programme which has now covered around half of the stores is delivering improved results. The new store formats provide improved menu boards and we have introduced new products such as low carbohydrate bread and new salad dressings.

Multi-branded stores, which combine the Dunkin' Donuts and Baskin-Robbins restaurants in one location, increased by 18% to over 1,300 store locations. This is a key driver of new store openings and is supported by the brands' complementary day-part offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choice for consumers.

This year's results also reflect the benefit of the restructuring that we implemented during 2003. The new structure has increased the focus on the three brands and is improving operational systems and standards, menu and product development and the expansion of the international business. We have also generated cost savings in the period of GBP6m.

BRITANNIA SOFT DRINKS
The  Group's  share of  Britannia's  profits  for the period  was GBP23m  (2003:
GBP20m). Allied Domecq and the other shareholders of Britannia Soft Drinks Limited have also agreed subject, inter alia, to market conditions, to consider an initial public offering of Britannia Soft Drinks, between 1 January 2005 and 31 December 2008. Allied Domecq has a 23.75% share of Britannia Soft Drinks Limited.

TAXATION
The normalised tax charge for the year has remained at 24%, in line with last year.

GOODWILL AND EXCEPTIONAL ITEMS
Goodwill amortisation totalled GBP40m (2003: GBP40m). The exceptional items include profits on property disposals (GBP14m); an additional profit on the disposal of Panrico (GBP20m); offset by costs incurred in restructuring the Spirits & Wine business (GBP31m) and asset write-downs (GBP5m).

Property disposals related primarily to assets within the premium wine business. The consideration for the disposal of our 50% interest in Panrico in March 2000 included an additional payment of GBP20m to be paid by the end of March 2006 or earlier, contingent upon future events. On 19 August 2004, we agreed to receive this payment from Panrico in full and final settlement of the original sale and purchase agreement.

The restructuring programme is aimed at reducing the overlap between central, regional and market-focused functions and has enabled us to be leaner and more efficient, speed up decision-making and reinforce accountability throughout the business. The programme has delivered operational savings this year of GBP15m.

CASH FLOW
Last year, cash flow benefited from the Mexican excise rebate of GBP38m (net of tax) and the timing of duty payments of around GBP40m. Excluding these non-repeatable items, free cash flow improved by GBP88m despite absorbing a number of additional outlays such as increased pension contributions and restructuring costs. We have continued to focus on trade working capital management and reducing the level of capital expenditure and active management of the asset base through disposals of non-strategic assets. Our interest payments were GBP10m lower compared with last year, benefiting from the lower average net debt.

TREASURY OPERATIONS AND FOREIGN EXCHANGE
The Group operates a centralised treasury managing interest rate and foreign exchange risk and financing. The Board agrees and reviews risk management policies.

We operate a prudent hedging policy. Net currency exposures on transactions are hedged forward for between 12 and 18 months using a blend of foreign exchange forwards and options. As hedges fall away, if the currencies remain depreciated, the margins of the imported products are negatively affected.

It is our policy not to hedge the impact of foreign exchange movements on the translation of our overseas earnings into Sterling. For constant rate reporting purposes, our prior year profit before tax was reduced by GBP38m, primarily due to the weakening of the US dollar and Mexican peso.

We anticipate, based on current exchange rates and the hedge contracts in place, that trading profit will be adversely affected during the next financial year by around GBP30m, including GBP20m from currency exposures on transactions.

Our balance sheet is also exposed to currency translation impacts. Our policy is to match our currency of debt in proportion to foreign currency earnings in order to reduce this exposure.

The amount of risk to any counterparty is restricted according to their credit rating. We continually monitor our exposure to counterparties and for any changes in their credit rating.

Exposures to interest rate fluctuations charged against our borrowings are managed using interest rate swaps and interest rate options. It is our policy to keep between 60% and 80% of net debt at fixed rates of interest with a target of 70%.

Net debt has reduced by GBP471m during the year from GBP2,412m to GBP1,941m. This improvement includes a favourable currency translation impact on our borrowings of GBP193m, which is largely due to the US dollar weakness. Net debt reduction from cash flows was GBP278m, benefiting from the Panrico receipt (GBP20m).

At 31 August 2004, EV gearing (net debt as a percentage of market capitalisation plus net debt) was 28% (2003: 36%). Interest cover based on normalised EBITDA was 5.4 times and cover based on normalised EBITA was 4.8 times.

PENSIONS
As  anticipated,  the profit  and loss  charge  under FRS 17 was  GBP51m  (2003:
GBP49m), with a GBP32m (2003: GBP29m) charge within trading profit and a GBP19m (2003: GBP20m) impact within finance charges. Within the framework of FRS 17 we are able to confirm the charge for 2005 will be similar to 2004.

The post tax deficit included in the balance sheet at 31 August 2004 was GBP387m compared with GBP405m at 31 August 2003.

NEW ACCOUNTING STANDARDS AND OTHER GLOBAL GAAP ISSUES

UK standards
We have adopted 'FRS 17 - Retirement benefits' from 1 September 2003 which has led to a restatement of the figures for the year ended 31 August 2003, with a GBP16m increase in trading profit, a GBP20m increase in finance charges and a GBP1m decrease in the tax charge.

The amendment to 'FRS 5 - Reporting the substance of transactions' has resulted in a number of items which were previously classified as operating costs (GBP69m) and advertising and promotion (GBP24m) to be treated as discounts, reducing turnover by GBP93m for the year ended 31 August 2003. Trading profit was not affected.

The impact of these accounting standards on the profit and loss account for the year ended 31 August 2003 is summarised on page 18.

We have also complied with 'UITF 38 - Accounting for ESOP trusts' which has resulted in a reclassification of shares held in employee trusts from investments to Shareholders' funds, reducing net assets by GBP129m at 31 August 2003. There were no changes to reported profits for the year ended 31 August 2003.

International Financial Reporting Standards
All EU companies listed on an EU stock exchange will be required to report their consolidated accounts in accordance with International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board ("IASB"), for all accounting periods commencing on or after 1 January 2005.

Accordingly, we will present our first set of full financial statements under IFRS for the year ending 31 August 2006. This will require a full profit and loss account, balance sheet and cash flow statement for the year ending 31 August 2005 for comparative purposes. For US GAAP reporting, the US Securities and Exchange Commission has yet to determine whether we are also required to present comparatives for the year ended 31 August 2004.

We have established a project team to ensure that appropriate processes and procedures are in place to achieve the transition to IFRS. The project team is addressing all implementation aspects, including changes to accounting policies, systems implications and wider business issues that may arise. The implementation plan is dependent upon the completion of the standard-setting process by the IASB and the endorsement of such standards by the EU.

The Group has not yet determined the full effects of adopting IFRS. However, at this stage we believe that the major differences between our current accounting practice and IFRS will relate to accounting for financial instruments, accounting for business combinations, and accounting for fixed assets and stock under the agriculture standard.

US GAAP
In the course of our preparatory work to convert our financial statements from UK GAAP to IFRS, we have identified the need to correct our prior reconciliation to US GAAP. The correction relates to the foreign currency translation of certain assets and liabilities in connection with the functional currencies used in past business combinations. The Group has restated the US GAAP reconciliation for prior periods and the impact in 2003 was a GBP1m charge on Net income, a GBP105m credit to Comprehensive income and a GBP26m reduction in Shareholders' equity. Further information can be found on page 52. This reconciliation does not affect any of our UK GAAP financial statements or cash flows under US or UK GAAP.

CONSTANT EXCHANGE RATE REPORTING
The following tables provide a reconciliation between the 2003 reported results and those shown at constant exchange rates in the Operating and Financial Review.



                                2003                         2004
                            FRS 5/                                      Growth
            Reported        FRS 17   Foreign   At 2004   Reported      at 2004
                2003   restatement  exchange  exchange       2004     exchange
 GROUP          GBPm          GBPm      GBPm      GBPm       GBPm            %

 Turnover      3,410          (93)      (161)    3,156      3,229           2

 Trading         621           16        (43)      594        657          11
 profit

 Finance        (126)         (20)         5      (141)      (136)         (4)
 charges

 Profit          495           (4)       (38)      453        521          15
 before tax

 Taxation       (119)           1          9      (109)      (125)         15

 Minority        (16)           -          -       (16)       (14)        (13)
 interests

 Earnings        360           (3)       (29)      328        382          16

 Weighted      1,075            -          -     1,075      1,076
 average
 number of
 ordinary
 shares
 (millions)

 Normalised     33.5         (0.3)      (2.7)     30.5       35.5          16
 earnings
 per share
 (pence)



                                      2003                     2004
                                  FRS 5/                                      Growth
                                  FRS 17                                     at 2004
             Reported        restatement  Foreign  At 2004 Reported         exchange
                 2003               GBPm exchange exchange     2004                %
 SPIRITS &       GBPm                        GBPm     GBPm     GBPm
 WINE

 Turnover       3,151               (93)    (135)    2,923    3,003                3

 Duty           (671)                 -       28      (643)   (618)               (4)

 Net            2,480               (93)    (107)    2,280    2,385                5
 turnover

 Advertising    (437)                24       17      (396)    (421)               6
 & promotion

 Trading         522                 16      (35)      503      548                9
 profit


Geographical Analysis - Group turnover and trading profit
In line with previous statements, the trading profits of the regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates, as shown in note 2 to the accounts. The table below shows the foreign exchange effect of restating last year's reported trading profit for each region at this year's actual exchange rates. "Others" in the table includes Global Operations (including profit from the sale of bulk whisky), stand-alone Duty Free operations and central costs not allocated to the sales and marketing regions. The profit decline in "Others" principally reflects increased central marketing costs and the additional costs associated with the implementation of the requirements of the Sarbanes-Oxley Act of 2002 and International Financial Reporting Standards.

Geographical Analysis - Group net turnover


                              2003                        2004

                            FRS5/                              Growth
             Reported       FRS17  Foreign  At 2004 Reported  at 2004
                 2003 restatement exchange exchange     2004 exchange
                 GBPm        GBPm     GBPm     GBPm     GBPm        %

 North            649        (15)     (55)      579      632        9
 America

 Europe           762        (49)      10       723      734        2

 Latin            303         (2)     (41)      260      268        3
 America

 Asia             258        (12)     (14)      232      226       (3)
 Pacific

 Premium          463        (12)      (5)      446      475        7
 Wine

 Others            45         (3)      (2)       40       50       25

 Spirits &      2,480        (93)    (107)    2,280    2,385        5
 Wine

 QSR              259           -     (26)      233      226       (3)

 TOTAL          2,739        (93)    (133)    2,513    2,611        4


Geographical Analysis - Group trading profit


                               2003                        2004

                             FRS5/                              Growth
              Reported       FRS17  Foreign  At 2004 Reported  at 2004
                  2003 restatement exchange exchange     2004 exchange
                  GBPm        GBPm     GBPm     GBPm     GBPm        %

 North             182           -     (23)      159      183       15
 America

 Europe            114           -       8       122      139       14

 Latin              54           -     (12)       42       44        5
 America

 Asia Pacific       78           -      (7)       71       68       (4)

 Premium Wine       95           -      (8)       87       98       13

 Others            (1)          16       7        22       16      (27)

 Spirits &         522          16     (35)      503      548        9
 Wine

 QSR                79           -      (8)       71       86       21

 Britannia          20           -       -        20       23       15

 TOTAL             621          16     (43)      594      657       11


Accounting policies

Year to 31 August 2004

Basis of accounting
The accounts are prepared under the historical cost convention and comply with accounting policies generally accepted in the United Kingdom ("UK GAAP").

The significant differences between UK GAAP and US generally accepted accounting principles ("US GAAP") and a reconciliation of net income and Shareholders' equity from UK GAAP to US GAAP as a result of such differences are shown on pages 52 to 55.

Changes in accounting policies

The Group has adopted "FRS 17 - Retirement Benefits" in full from 1 September 2003 (see note 5). In prior years the Group has complied with the transitional disclosure requirements of this standard. The Group has also adopted "Application Note G - revenue recognition" an amendment to "FRS 5 - Reporting the substance of transactions" (see note 1) and has complied with "UITF 38 - Accounting for ESOP Trusts" (see note 14).

The impact of the adoption of these accounting standards has been reflected throughout the accounts. Prior year comparatives have been restated where appropriate (see note 23).

Basis of consolidation
Allied Domecq PLC (the "Group" or "Company") accounts consolidate the accounts of the Company and its interests in subsidiary undertakings. Interests in associated undertakings are included using the equity method of accounting. The results of businesses acquired or disposed of during the year are consolidated for the period from, or up to, the date control passes.

Acquisitions
On the acquisition of a business, or an interest in an associate, fair values, that reflect conditions at the date of the acquisition, are attributed to the net assets acquired. Adjustments are also made to bring accounting policies in line with those of the Group.

Intangible fixed assets
Goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Purchased intangible assets are also capitalised and amortised over their estimated useful economic lives on a straight line basis, except for purchased brand intangible assets. Purchased brand intangible assets are considered by the Board of Directors to have an indefinite life given the proven longevity of premium spirits brands and the continued level of marketing support. We do not amortise purchased brand intangible assets but they are subject to annual impairment reviews.

Tangible fixed assets
Tangible fixed assets are capitalised at cost. Depreciation is provided to write off the cost less the estimated residual value of assets by equal instalments over their estimated useful economic lives as follows: Land and buildings - the shorter of 50 years or the length of the lease; distilling and maturing equipment - 20 years; storage tanks - 20 to 50 years; other plant and equipment and fixtures and fittings - 5 to 12 years; and computer software - 4 years. Vineyard developments are not depreciated in the first 3 years unless they become productive within that time. No depreciation is provided on freehold land.

Fixed asset investments
Fixed asset investments are stated at cost, less provision for any permanent diminution in value.

Turnover
Turnover represents sales to external customers (including excise duties but excluding sales taxes) and franchise income.

Stocks
Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase price or direct production cost, together with duties and manufacturing overheads. The cost of spirits and wine stocks is determined by the weighted average cost method. Stocks are included in current assets, although a portion of such stocks may be held for periods longer than one year.

Deferred tax
Full provision is made for deferred tax assets and liabilities arising from timing differences. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Financial instruments
The Group uses financial derivative instruments to manage exposures to movements in interest and exchange rates. Transactions involving financial instruments are accounted for as follows:
(i) Gains or losses arising on forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction. Premiums paid or received on foreign currency options are taken to the profit and loss account when the option expires or matures.
(ii) Net interest arising on interest rate agreements is taken to the profit and loss account over the life of the agreement.
(iii) Gains and losses on foreign currency debt and foreign exchange contracts held for the purposes of hedging balance sheet translation exposures are taken to reserves.

Accounting policies (continued)

Foreign currencies
Monetary assets and liabilities arising from transactions in foreign currencies are translated at the rate of exchange prevailing at the date of transaction. Subsequent movements in exchange rates are included in the Group profit and loss account. The results of undertakings outside the UK are translated at weighted average exchange rates each month. The closing balance sheets of undertakings outside the UK are translated at year end rates. Exchange rate differences arising from the translation of foreign currency denominated balance sheets to closing rates are dealt with through reserves.

Pension and post-employment benefits
In accordance with FRS 17 - Retirement benefits, the operating and financing costs of pension and post-retirement schemes are recognised separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognised in the period in which they arise. The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise.
The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognised in the statement of total recognised gains and losses.

Group profit and loss account
Year to 31 August 2004


                                                   Year to 31 August 2004         Year to 31 August 2003 (restated)

                                                   Before                         Before
                                                 goodwill    Goodwill           goodwill    Goodwill
                                                      and         and                and         and
                                              exceptional exceptional        exceptional exceptional
                                                    items       items   Total      items       items    Total
                                          Note       GBPm        GBPm    GBPm       GBPm        GBPm     GBPm

Turnover                                     1      3,229          -    3,229      3,317          -     3,317

Operating costs -goodwill amortisation       6          -        (40)     (40)         -        (40)      (40)
                -Mexican excise rebate       6          -          -        -          -         38        38
                -other                       6     (2,604)       (36)  (2,640)    (2,704)       (10)   (2,714)

Operating profit from continuing operations           625        (76)     549        613        (12)      601

Share of profits of associated undertakings 15         32          -       32         24          -        24

Trading profit on ordinary activities
before finance charges                       1        657        (76)     581        637        (12)      625

Profit on sale of businesses in discontinued
activities                                   7          -         20       20          -          -         -
Profit on disposal of fixed assets in
continuing activities                        7          -         14       14          -          -         -

Profit on ordinary activities before
finance charges                                       657        (42)     615        637        (12)      625

Interest payable                             8       (117)         -     (117)      (126)         -      (126)
Other finance charges                        5        (19)         -      (19)       (20)         -       (20)

Profit on ordinary activities before taxation         521        (42)     479        491        (12)      479

Taxation                                     9       (125)        16     (109)      (118)        (8)     (126)

Profit on ordinary activities after taxation          396        (26)     370        373        (20)      353
Minority interests - equity and
                     non-equity             24        (14)         -      (14)       (16)         -       (16)

Profit earned for Ordinary
Shareholders for the year                   23        382        (26)     356        357        (20)      337

Ordinary dividends                          11                           (167)                           (150)

Retained profit                                                           189                             187

Earnings per Ordinary Share:
- basic                                     10                           33.1p                           31.3p
- diluted                                   10                           32.9p                           31.3p
- normalised                                10       35.5p                           33.2p



Group balance sheet
At 31 August 2004


                                                                 31 August    31 August 2003
                                                                      2004         (restated)
                                                      Note            GBPm              GBPm
Fixed assets
Intangible assets                                       12           1,234             1,273
Tangible assets                                         13             921               966
Investments and loans                                   14              21                31
Investments in associates                               15              73                85

Total fixed assets                                                   2,249             2,355

Current assets
Stocks                                                  16           1,343             1,407
Debtors                                                 17             636               701
Cash at bank and in hand                                               129               175

Total current assets                                                 2,108             2,283

Creditors (due within one year)
Short-term borrowings                                   20            (378)             (772)
Other creditors                                         18          (1,088)           (1,161)

Total current liabilities                                           (1,466)           (1,933)
Net current assets                                                     642               350

Total assets less current liabilities                                2,891             2,705
Creditors (due after more than one year)
Loan capital                                            20          (1,692)           (1,815)
Other creditors                                         18             (43)              (46)

Total creditors due after more than one year                        (1,735)           (1,861)

Provisions for liabilities and charges                  19            (179)             (126)

Net assets excluding pension and post-retirement liabilities           977               718

Pension and post-retirement liabilities (net of deferred taxation)    (387)             (405)

Net assets including pension and post-retirement liabilities           590               313

Capital and reserves
Called up share capital                                 22             277               277
Share premium account                                   23             165               165
Merger reserve                                          23            (823)             (823)
Shares held in employee trusts                          23            (112)             (129)
Profit and loss account                                 23           1,003               747

Shareholders' funds - equity                                           510               237
Minority interests - equity and non-equity              24              80                76

                                                                       590               313

Approved by the Board on 20 October 2004 and signed on its behalf by:

Sir Gerry Robinson, CHAIRMAN         Graham Hetherington, DIRECTOR



Group cash flow information
Year to 31 August 2004

                                                                                    Year to
                                                                  Year to          31 August
                                                                31 August               2003
                                                                     2004          (restated)
Reconciliation of operating profit to net cash inflow    Note        GBPm               GBPm
from operating activities

Operating profit                                                      549                601
Goodwill amortisation                                                  40                 40
Exceptional operating costs                                             8                  4
Depreciation                                                           78                 75
Increase in stocks                                                     (5)               (72)
(Decrease)/increase in debtors                                         (3)                58
Increase in creditors                                                   9                 65
Expenditure against provisions for reorganisation and
restructuring costs                                                   (34)               (29)
Other items                                                            13                  6

Net cash inflow from operating activities                             655                748


Group cash flow statement

Net cash inflow from operating activities                             655                748
Dividends received from associated undertakings                        15                 13
Returns on investments and servicing of finance            25        (122)              (148)
Taxation paid                                              25         (82)               (65)
Capital expenditure and financial investment               25         (58)              (120)
Acquisitions and disposals                                 25           9                  -
Equity dividends paid                                                (156)              (144)

Cash inflow before use of liquid resources and financing              261                284
Management of liquid resources                                         (4)                50
Financing                                                  25          16               (200)

Increase in cash in the year                                          273                134


Reconciliation of net cash flow to movement in net debt

Increase in cash in the year                                          273                134
Increase/(decrease) in liquid resources                                 4                (50)
Decrease in loan capital                                                1                164

Movement in net debt resulting from cash flows                        278                248
Exchange adjustments                                                  193                (82)

Movement in net debt during the year                                  471                166
Opening net debt                                                   (2,412)            (2,578)

Closing net debt                                          27       (1,941)            (2,412)


Group statement of total recognised gains and losses
Year to 31 August 2004
                                                                   Year to  Year to 31 August
                                                                 31 August               2003
                                                                      2004         (restated)
                                                                      GBPm               GBPm
Profit earned for Ordinary Shareholders for the year                   356                337
Currency translation differences on foreign currency net investments   108                  4
Taxation on translation differences                                    (26)                19
Associated undertaking reserve movement (see note 15)                  (17)                 -
Actuarial gains/(losses) on net pension liabilities                      2                (65)

Total recognised gains and losses for the year                         423                295

Prior year adjustment                                                 (552)

Total gains and losses recognised since the last Annual Report
and Accounts                                                          (129)               295


Group note of historical cost profits and losses
Year to 31 August 2004
There is no difference between the profit earned for ordinary shareholders as disclosed in the profit and loss account and the profit stated on an historical cost basis.

Group reconciliation of movements in Shareholders' funds
Year to 31 August 2004


                                                                   Year to  Year to 31 August
                                                                 31 August               2003
                                                                      2004          (restated)
                                                                      GBPm               GBPm

Total recognised gains and losses for the year                         423                295
Movement on shares in employee trusts                                   17                (36)
Ordinary dividends                                                    (167)              (150)
Net movement in Shareholders' funds                                    273                109

Shareholders' funds at the beginning of the year as originally
reported                                                               918                706
Prior year adjustment (see note 23)                                   (681)              (578)

Shareholders' funds at the beginning of the year as restated           237                128

Shareholders' funds at the end of the year                             510                237



Parent company balance sheet
At 31 August 2004

                                                                                    31 August
                                                                  31 August              2003
                                                                       2004         (restated)
                                                        Note           GBPm              GBPm

Fixed asset investments                                   14          4,086             4,086

Current assets
Debtors                                                   17             98                12
Creditors (due within one year)
Other creditors                                           18           (115)             (180)

Net current liabilities                                                 (17)             (168)

Net assets                                                            4,069             3,918

Capital and reserves
Called up share capital                                  22             277               277
Share premium account                                    23             165               165
Merger reserve                                           23           2,420             2,420
Capital reserve                                          23             651               651
Shares held in employee trusts                           23            (112)             (129)
Profit and loss account                                  23             668               534

Shareholders' funds - equity                                          4,069             3,918


Approved by the Board on 20 October 2004 and signed on its behalf by:

Sir Gerry Robinson, CHAIRMAN         Graham Hetherington, DIRECTOR

Profits of the Parent Company
Under s230 (4) of the Companies Act 1985, a separate profit and loss account for the Parent Company is not presented.
Profits for the year arising in the Parent Company are disclosed in note 23.


Notes to the accounts

1. Activity analysis


                                      Spirits &                           Total
                                           Wine     QSR    Britannia continuing Discontinued    Total
                                           GBPm    GBPm         GBPm       GBPm         GBPm     GBPm
Year to 31 August 2004
Turnover                                  3,003     226            -      3,229            -    3,229

Trading profit before exceptional items
and goodwill                                548      86           23        657            -      657
Goodwill amortisation                       (40)      -            -        (40)           -      (40)
Exceptional items                           (34)     (2)           -        (36)           -      (36)

Trading profit after goodwill and
exceptional items                           474      84           23        581            -      581

Profit on sale of businesses in
discontinued activities                       -       -            -          -           20       20
Profit/(loss) on disposal of fixed assets
in continuing activities                     15      (1)           -         14            -       14

Profit before finance charges               489      83           23        595           20      615

Finance charges                                                                                  (136)
Profit on ordinary activities before taxation                                                     479

Depreciation                                 68      10            -         78            -       78
Capital expenditure                          91      21            -        112            -      112
Assets employed                           2,616     134           36      2,786            -    2,786
Average numbers of employees             10,762     923            -     11,685            -   11,685


Year to 31 August 2003 (restated)
Turnover                                  3,058     259            -      3,317            -    3,317

Trading profit before exceptional items
and goodwill                                538      79           20        637            -      637
Goodwill amortisation                       (40)      -            -        (40)           -      (40)
Exceptional items                            37      (9)           -         28            -       28

Profit before finance charges               535      70           20        625            -      625

Finance charges                                                                                  (146)
Profit on ordinary activities before taxation                                                     479

Depreciation                                 64      11            -         75             -      75
Capital expenditure                         114      27            -        141             -     141
Assets employed                           2,794     103           32      2,929             -   2,929
Average numbers of employees             11,343   1,206            -     12,549             -  12,549

Notes:
a) The Group has adopted "Application Note G" an amendment to "FRS 5 - Reporting the substance of transactions". This has resulted in a number of items that were previously classified as operating costs (GBP69m) and advertising and promotion (GBP24m) to be treated as discounts. Trading profit was not affected.

b) Normalised profit before tax is GBP521m (2003: GBP491m) being trading profit GBP657m (2003: GBP637m) less finance charges GBP136m (2003: GBP146m).

c) Spirits & Wine goodwill is amortised over 20 years and relates principally to Mumm, Perrier Jouet and Montana acquired in 2001 and Jinro Ballantines acquired in 2000.

d) Assets  employed are before  deducting  net  borrowings  of GBP1,941m  (2003:
GBP2,412m), tax payable of GBP151m (2003: GBP111m) and dividends payable of GBP104m (2003: GBP93m) to give net assets of GBP590m (2003: GBP313m).

e) Trading profit includes the Group's share of profits of associated undertakings whose turnover is not included.

f) Acquired activities in 2004 had no material impact on turnover and trading profit.

Notes to the accounts

2. Geographical analysis


                                                                                     Rest of
                                                                Europe     Americas    World    Total
                                                                 GBPm          GBPm     GBPm     GBPm

By country of operation
Year to 31 August 2004
Turnover - continuing activities                                 2,106        1,685      368    4,159

- to Group companies                                                                             (930)

- external                                                                                      3,229

Trading profit - continuing activities                             250          348       59      657
- goodwill amortisation in
    continuing activities                                          (20)          (2)     (18)     (40)
- exceptional items in
    continuing activities                                          (23)         (10)      (3)     (36)

Trading profit after goodwill and exceptional items                207          336       38      581
Profit on sale of businesses in discontinued activities             20            -        -       20
Profit on disposal of fixed assets in continuing activities         14            -        -       14

Profit before finance charges                                      241          336       38      615

Assets employed                                                  1,081        1,079      626    2,786


Year to 31 August 2003 (restated)
Turnover - continuing activities                                 2,029        1,804      411    4,244

- to Group companies                                                                             (927)

- external                                                                                      3,317

Trading profit - continuing activities                             246          326       65      637
- goodwill amortisation in
    continuing activities                                          (20)          (2)     (18)     (40)
- exceptional items in
    continuing activities                                            4           24        -       28

Profit before finance charges                                      230          348       47      625

Assets employed                                                  1,113        1,196      620    2,929


Notes:
a) Export sales from the United Kingdom were GBP431m (2003: GBP419m) including GBP301m (2003: GBP300m) sales to Group companies.

b) Trading profit includes the Group's share of profits of associated undertakings whose turnover is not included.

Notes to the accounts

2. Geographical analysis (continued)


                                                                                     Rest of
                                                                Europe     Americas    World    Total
                                                                  GBPm         GBPm     GBPm     GBPm
By country of destination

Turnover - continuing activities                                 1,356        1,392      481    3,229

Trading profit - continuing activities                             235          327       95      657
- goodwill amortisation in
    continuing activities                                          (20)          (2)     (18)     (40)
- exceptional items in
    continuing activities                                          (23)         (10)      (3)     (36)

Trading profit after goodwill and exceptional items                192          315       74      581
Profit on sale of businesses in discontinued activities             20            -        -       20
Profit/(loss) on disposal of fixed assets in continuing activities  14            -        -       14

Profit before finance charges                                      226          315       74      615

Year to 31 August 2003 (restated)
Turnover - continuing activities                                 1,326        1,478      513    3,317

Trading profit - continuing activities                             204          330      103      637
- goodwill amortisation in
    continuing activities                                          (20)          (2)     (18)     (40)
- exceptional items in
    continuing activities                                            4           24        -       28

Profit before finance charges                                      188          352       85      625


Notes:
a) Turnover excludes sales to Group companies.
b) Trading profit includes the Group's share of profits of associated undertakings whose turnover is not included.

Notes to the accounts

3. Exchange Rates

The significant translation rates to GBP1 :-


                                                                                    Average rate
                                                                                    for the year         Closing rate
                                                                                                     31 August 31 August
                                                                                    2004    2003          2004      2003

United States dollar                                                                1.78    1.60          1.81      1.58
Mexican peso                                                                       19.92   16.72         20.55     17.48
Euro                                                                                1.47    1.49          1.48      1.45

4. Staff costs

                                                                                                                 Year to
                                                                                                 Year to  31 August 2003
                                                        Full-Time          Part-Time      31 August 2004      (restated)
                                                        UK     Overseas    UK     Overseas         Total           Total
                                            Note      GBPm         GBPm  GBPm         GBPm          GBPm            GBPm

Remuneration                                            71          270     2            7           350             377
Social security                                          9           35     -            -            44              44
Pension schemes - UK                           5        11            -     -            -            11              10
                - Overseas                     5         -           17     -            -            17              14
Post retirement medical benefits
(PRMB)                                         5         1            3     -            -             4               5

                                                        92          325     2            7           426             450

Average numbers employed
2004 - continuing operations                         1,699        8,856    71        1,059        11,685
2003 - continuing operations                         1,804        9,319   187        1,239                        12,549

Directors' remuneration
The amounts relating to emoluments, share options, other long term incentive interests and Directors' pension entitlements are disclosed within the Directors' Remuneration Report to be included in the Annual Report and Accounts which will be published in November 2004

Notes to the accounts

5. Pension and post-retirement benefit schemes

The Group operates a number of pension and post-retirement healthcare schemes throughout the world. The major schemes are of the defined benefit type and the assets of the schemes are largely held in separate trustee administered funds. The UK funds represent approximately 80% of the overall pension liabilities of the Group and are closed to new members.
The Group operates defined benefit pension and post-retirement medical benefit plans in several countries overseas, with the most significant being in the US and Canada. In addition there are a number of defined contribution schemes.

The assets and liabilities of the defined benefit schemes are reviewed regularly by independent professionally qualified actuaries. For the UK schemes a full assessment is undertaken every three years for funding purposes and the latest full actuarial valuation of the UK schemes was carried out as at 6 April 2003 using the projected unit credit method. The latest actuarial reviews of the US and Canadian schemes were carried out as at 1 January 2004.

The Group has adopted 'FRS 17 - Retirement benefits' in full from 1 September 2003. In prior years, the Group has complied with the transitional disclosure requirements of this standard.
The Group's investment strategy for its funded pension schemes has been developed within the framework of local statutory requirements. The Group's policy for the allocation of assets within the schemes has the objective of maintaining the right balance between controlling risk and achieving the long-term returns which will minimise the cost to the Group. The Group aims to invest a significant proportion of the assets (50%) into equities which the Group believes offer the best returns over the longer term. In addition the Group invests approximately 40% of the assets into bonds with the remainder in properties and cash.

The total cost of pension and post-retirement benefits for the Group was GBP51m (2003: GBP49m) of which GBP32m (2003: GBP29m) has been charged against operating profit and GBP19m (2003: GBP20m) has been charged within other finance charges.

(a) The major assumptions used were:

                                            31 August 2004             31 August 2003             31 August 2002
                                            United                     United                     United
                                            Kingdom     Overseas       Kingdom     Overseas       Kingdom     Overseas
                                                  %            %             %            %             %            %
Inflation                                       2.9          3.0           2.5          3.0           2.3          2.1
Rate of general increase in salaries            4.4          4.3           4.0          4.4           4.1          4.8
Rate of increase to benefits                    3.2          1.8           3.1          1.8           3.1          2.1
Discount rate for scheme liabilities            5.8          5.7           5.6          6.0           6.0          6.5
The expected long-term rate of return of the significant schemes is :-
Equities                                        7.7          8.1           7.5          8.2           7.5          8.7
Bonds                                           5.4          6.0           5.0          5.8           5.0          6.1
Property and other                              4.7          4.0           5.5          4.3           5.2          4.4

Notes to the accounts

5. Pension and post-retirement benefit schemes (continued)


(b) The net pension and post-retirement medical benefits (PRMB) liability of the Group as at 31 August 2004 was:


                                            31 August 2004             31 August 2003             31 August 2002
                                        United                     United                     United
                                       Kingdom     Overseas       Kingdom     Overseas       Kingdom     Overseas
                                        market       market        market       market        market       market
                                         value        value         value        value         value        value
                                          GBPm         GBPm          GBPm         GBPm          GBPm         GBPm
Equities                                   821          134           814          156           896          206
Bonds                                      616          136           594          161           458          115
Property and other                         159           33           143           14           197            6

Total market value of assets             1,596          303         1,551          331         1,551          327
Present value of scheme liabilities     (2,002)        (458)       (2,004)        (464)       (1,941)        (417)

Deficit in the schemes                    (406)        (155)         (453)        (133)         (390)         (90)
Related deferred tax asset                 122           52           136           45           117           27

Net pension and PRMB liability            (284)        (103)         (317)         (88)         (273)         (63)


(c) Profit and loss account charges

The amounts charged to operating profit during the year were:


                                            31 August 2004             31 August 2003
                                        United                     United
                                       Kingdom     Overseas       Kingdom     Overseas
                                          GBPm         GBPm          GBPm         GBPm
Current service cost                        11           21            10           19

Total included within operating profit      11           21            10           19


The amounts charged to other finance charges during the year were:-
Interest cost                              110           25           114           26
Expected return on assets                  (97)         (19)          (98)         (22)

Total included within other finance charges 13            6            16            4

(d) Analysis of amount that has been included within the Group statement of recognised gains and losses :-


                                                                   31 August 2004             31 August 2003
                                                                United                     United
                                                               Kingdom     Overseas       Kingdom     Overseas
                                                                  GBPm         GBPm          GBPm         GBPm
Actual return less expected return on pension scheme assets         10            5           (12)          (6)
Experience gains and losses arising on the scheme liabilities      (17)          (3)           20           (4)
Changes in assumptions underlying the present value of the
scheme liabilities                                                  34          (26)          (71)         (22)

Actuarial gain/(loss) recognised in Group statement of total
recognised gains and losses                                         27          (24)          (63)         (32)
Deferred tax movement                                               (8)           7            19           11

Actuarial gain/(loss) recognised in Group statement of total
recognised gains and losses - net of tax                            19          (17)          (44)         (21)

Notes to the accounts

5. Pension and post-retirement benefit schemes (continued)

(e) The movement in deficit during the year was :-


                                                                   31 August 2004             31 August 2003
                                                               United                     United
                                                              Kingdom       Overseas     Kingdom        Overseas
                                                                 GBPm           GBPm        GBPm            GBPm
Deficit in scheme at beginning of year                           (453)          (133)       (390)            (90)
Movement in year:
Current service cost                                              (11)           (21)        (10)            (19)
Contributions                                                      44             13          26              16
Other finance income                                              (13)            (6)        (16)             (4)
Currency translation adjustment                                     -             16           -              (4)
Actuarial gain/(loss)                                              27            (24)        (63)            (32)

Deficit in scheme at the end of the year                         (406)          (155)       (453)           (133)

Based on current market conditions we anticipate that contributions to the funds will be approximately GBP60m in 2005 and 2006.

(f) The history of experience gains and losses is:-

                                                                31 August 2004       31 August 2003       31 August 2002
                                                             United              United               United
                                                            Kingdom   Overseas  Kingdom    Overseas  Kingdom    Overseas
Actual return less expected return on pension scheme assets
Amount (GBPm)                                                    10          5      (12)         (6)    (320)       (64)
Percentage of the scheme assets (%)                              1%         2%      (1%)        (2%)    (21%)      (20%)
Experience gains and losses arising on the scheme liabilities
Amount (GBPm)                                                   (17)       (3)       20          (4)     (62)         -
Percentage of the present value of the scheme liabilities (%)    1%         1%      (1%)         1%        3%         -

Actuarial loss recognised in Group statement of total recognised gains and losses
Amount (GBPm)                                                    27        (24)     (63)        (32)    (401)       (83)
Percentage of the present value of the scheme liabilities (%)   (1%)        5%       3%          7%       21%        20%

6. Operating costs

                                                                                                                 Year to
                                                                                     Year to                   31 August
                                                                                   31 August                        2003
                                                                                        2004                  (restated)
                                                                        Note            GBPm                        GBPm
Change in stocks of finished goods and work in progress                                   (5)                       (72)
Raw materials and consumables                                                            810                        838
Customs and excise duties paid - ongoing                                                 618                        671
                               - Mexican excise rebate                                     -                        (38)
Staff costs                                                                 4            426                        450
Depreciation                                                               13             78                         75
Goodwill amortisation                                                                     40                         40
Other operating charges including exceptional items                                      654                        690
Operating leases     - hire of equipment                                                  11                         11
                     - property rents                                                     45                         48
Payments to auditor  - fees for audit                                                      3                          3
                                                                                       2,680                      2,716

The Parent Company audit fee was GBPnil (2003: GBPnil). Other payments to the auditor were GBP1m (2003: GBP1m) which primarily relate to taxation services.

Notes to the accounts

7. Goodwill amortisation and exceptional items

                                                                                     Year to                     Year to
                                                                              31 August 2004              31 August 2003
                                                                                        GBPm                        GBPm
Goodwill amortisation                                                                    (40)                       (40)

Exceptional items

Mexican excise rebate                                                                      -                         38
Acquisition integration costs                                                              -                         (3)
Asset write-downs                                                                         (5)                         2
Restructuring                                                                            (31)                        (9)

Total exceptional items within operating costs                                           (36)                        28
Profit on sale of businesses                                                              20                          -
Profit on disposal of fixed assets                                                        14                          -

Goodwill amortisation and exceptional items before taxation                              (42)                       (12)
Taxation                                                                                  16                         (8)

Goodwill amortisation and exceptional items after taxation                               (26)                       (20)

8. Interest payable
                                                                                     Year to                     Year to
                                                                              31 August 2004              31 August 2003
                                                                                        GBPm                        GBPm

Interest on bank loans and overdrafts                                                     21                         31
Interest on other loans                                                                  103                        107
Less: deposit and other interest receivable                                               (7)                       (12)

Interest payable                                                                         117                        126

Notes to the accounts

9. Taxation


                                                                                                                 Year to
                                                                                    Year to               31 August 2003
                                                                             31 August 2004                   (restated)
                                                                                       GBPm                         GBPm


The charge for taxation on the profit for the period comprises:

Current tax
United Kingdom taxation
    Corporation tax at 30% (2003: 30%)                                                   (3)                         25
    Adjustment in respect of prior periods                                              (11)                         (1)
    Double taxation relief                                                               (3)                         (1)

                                                                                        (17)                         23
Overseas taxation
    Corporation tax                                                                      65                          60
    Adjustment in respect of prior periods                                                1                           9

                                                                                         66                          69
Taxation on attributable profit of associated undertakings                               10                          10


Total current tax                                                                        59                         102


Deferred tax
    Origination and reversal of timing differences                                       57                          64
    Adjustment in respect of prior periods                                               (7)                        (32)
    Recognition of deferred tax assets arising in prior periods                           -                          (8)

Total tax charge                                                                        109                         126

A reconciliation of the current tax charge at the UK corporation tax rate of 30% (2003: 30%) to the Group's current tax on profit on ordinary activities is shown below :


                                                                                                                 Year to
                                                                                    Year to               31 August 2003
                                                                             31 August 2004                   (restated)
                                                                                       GBPm                         GBPm

Profit on ordinary activities before taxation                                           479                         479

Notional charge at United Kingdom corporation tax rate of 30%                           144                         144
Differences in effective overseas tax rates                                              11                          16
Adjustments to prior period tax charges                                                 (10)                          8
Taxable intra-group dividend income                                                       -                           5
Non deductible expenditure                                                                7                          13
Non taxable income and gains                                                            (33)                        (12)
Losses and other timing differences                                                     (57)                        (64)
Other current year items                                                                 (3)                         (8)

Current tax charge                                                                       59                         102


10. Earnings per share

Basic earnings per share of 33.1p (2003: 31.3p) has been calculated on earnings of GBP356m (2003: GBP337m) divided by the average number of shares of 1,076m (2003: 1,075m).

Diluted earnings per share of 32.9p (2003: 31.3p) has been calculated on earnings of GBP356m (2003: GBP337m) and after including the effect of all dilutive potential Ordinary Shares, the average number of shares is 1,083m (2003: 1,076m).

Notes to the accounts

10. Earnings per share (continued)

To show earnings per share on a comparable basis, normalised earnings per share of 35.5p (2003: 33.2p) has been calculated on normalised earnings of GBP382m (2003: GBP357m) divided by the average number of shares of 1,076m (2003:
1,075m). Normalised earnings has been calculated as follows:


                                                                                                                 Year to
                                                                                    Year to               31 August 2003
                                                                             31 August 2004                   (restated)
                                                                                       GBPm                         GBPm

Earnings as reported                                                                    356                         337

Adjustment for exceptional items net of tax                                             (10)                        (18)
Adjustment for goodwill amortisation net of tax                                          36                          38

Normalised earnings                                                                     382                         357



Average number of shares                                                           Millions                    Millions

Weighted average Ordinary Shares in issue during the year                             1,107                       1,107
Weighted average Ordinary Shares owned by the Allied Domecq employee trusts*            (31)                        (32)

Weighted average Ordinary Shares used in earnings per share calculation               1,076                       1,075

* Includes American Depositary Shares representing underlying Ordinary Shares.

11. Ordinary dividends



                                Year to         Year to         Year to         Year to
                         31 August 2004  31 August 2003  31 August 2004  31 August 2003
                                   GBPm            GBPm               p               p

Interim                              63              57            5.83            5.30
Final                               104              93            9.67            8.70

                                    167             150           15.50           14.00

The 2004 interim dividend was paid on 30 July 2004 and the final dividend will be paid on 2 February 2005.

12. Intangible assets

                                                                            31 August        31 August
                                                                Other            2004             2003
                                Goodwill       Brands     Intangibles           Total            Total
                                    GBPm         GBPm            GBPm            GBPm             GBPm

Cost
At the beginning of the year         785          555              35           1,375            1,375
Currency translation adjustment        -            -               -               -                -
Additions                              4            -               -               4                -

At the end of the year               789          555              35           1,379            1,375

Amortisation
At the beginning of the year         (93)           -              (9)           (102)             (59)
Currency translation adjustment        -            -               -               -                -
Charge for the year                  (40)           -              (3)            (43)             (43)

At the end of the year              (133)           -             (12)           (145)            (102)

Net balance at the end of the year   656          555              23           1,234            1,273

Goodwill is being amortised over 20 years. Brands relates to the acquisition of Malibu in 2002. The acquired brand intangible asset is determined to have an indefinite useful economic life. An impairment review was carried out at the balance sheet date and the Board of Directors are satisfied that the brand has not suffered any loss in value. Other intangibles are being amortised over ten years.

Notes to the accounts

13. Tangible assets


                                                Land and         Plant and
                                               buildings         equipment     Total
                                                    GBPm              GBPm      GBPm
Cost
At the beginning of the year                         773               721     1,494
Currency translation adjustment                      (45)              (39)      (84)

                                                     728               682     1,410
Additions - acquisitions                               2                 1         3
          - capital expenditure                       31                81       112
Disposals and transfers                              (38)              (33)      (71)

At the end of the year                               723               731     1,454

Depreciation

At the beginning of the year                        (169)             (359)     (528)
Currency translation adjustment                       12                20        32

                                                    (157)             (339)     (496)
Disposals and transfers                               15                26        41
Charge for the year                                  (17)              (61)      (78)

At the end of the year                              (159)             (374)     (533)

Net book value at 31 August 2004                     564               357       921
Net book value at 31 August 2003                     604               362       966


                                    31 August 2004         31 August 2003
                                    At     Net book        At     Net book
                                  cost        value      cost        value
                                  GBPm         GBPm      GBPm         GBPm

Freehold land and buildings        638          506       689          548
Long lease land and buildings       16           14        17           15
Short lease land and buildings      69           44        67           41

Total land and buildings           723          564       773          604

Notes to the accounts

14. Investments and loans


                                                               Franchise
                                         Investments           and trade
                                    Listed     Unlisted            loans     Total
                                      GBPm         GBPm             GBPm      GBPm

Group
At the beginning of the year           139           13                8       160
Prior year adjustment                 (129)           -                -      (129)

At the beginning of the year (restated) 10           13                8        31
Currency translation adjustment          -            -               (1)       (1)
Disposals and transfers                 (8)           -               (1)       (9)

At the end of the year                   2           13                6        21

The Group has complied with "UITF 38 - Accounting for ESOP trusts". This has resulted in the reclassification of shares held in employee trusts from investments to shareholders' funds and has been accounted for as a prior year adjustment. The Parent Company lends funds to the employee trusts to purchase the shares; a similar prior year adjustment has been made in that company.

The unlisted investments include a holding of 1% in Suntory Limited, incorporated in Japan.


                                        Investment         Listed
                                     in subsidiary    investments
                                       undertaking     (restated)     Total
                                              GBPm           GBPm       GBPm
Parent Company
At the beginning of the year                 4,086            129     4,215
Prior year adjustment                            -           (129)     (129)

At the beginning of the year (restated)      4,086              -     4,086
Additions                                        -              -         -

At the end of the year                       4,086              -     4,086


Notes to the accounts

15. Investments in associates


                                                        Unlisted
                                                       companies     Listed
                                                        share of  companies
                                                        reserves   share of
                                            Cost      (restated)   reserves     Loans     Total
                                            GBPm            GBPm       GBPm      GBPm      GBPm

At the beginning of the year                  43              26         14         2        85
Currency translation adjustment               (1)             (1)        (1)        -        (3)
Additions                                      1               -          -         -         1
Other reserve movement                         -             (17)         -         -       (17)
Share of retained profit for the year          -               7          -         -         7


At the end of the year                        43              15         13         2        73


The share of profits before taxation was GBP32m (2003: GBP24m) and dividends received were GBP15m (2003: GBP13m).

The principal associate is a 23.75% (2003: 25%) equity interest in Britannia Soft Drinks Limited, a company engaged in the manufacture and sale of soft drinks. Britannia has adopted a defined benefit scheme which has resulted in a GBP17m reduction in the Group's shares of the net assets.

Other associates include Baskin-Robbins Japan (44% equity interest), Baskin-Robbins Korea (33% equity interest) and the Group's interest in the Miller RTD commercial partnership.

The above figures comprise the amounts attributable to the Group based on the latest accounts it has been practicable to obtain, some of which are unaudited management accounts.

16. Stocks


                            31 August         31 August
                                 2004              2003
                                 GBPm              GBPm

Raw materials and consumables      27                45
Maturing inventory              1,025             1,047
Finished products                 273               293
Bottles, cases and pallets         18                22

                                1,343             1,407

17. Debtors


                                             Group                     Parent Company
                                           31 August                 31 August
                                                     2003
                                         2004   (restated)         2004        2003
                                         GBPm        GBPm          GBPm        GBPm

Amounts falling due within one year
Trade debtors                             450         501             -           -
Amounts due from subsidiary undertakings    -           -            94           -
Deferred tax assets (note 19)              18          22             -           -
Other debtors                              94         108             4          12
Prepayments and accrued income             58          53             -           -

                                          620         684            98          12

Amounts due after more than one year
Other debtors                               3           2             -           -
Prepayments and accrued income             13          15             -           -

                                           16          17             -           -

Debtors                                   636         701            98          12

The Group has adopted "FRS 17 - Retirement benefits". As a result pension assets and liabilities are now included within the new balance sheet classification "Pension and post-retirement liabilites" This has been accounted for as a prior year adjustment.

Notes to the accounts

18. Creditors


                                             Group                     Parent Company
                                           31 August                 31 August
                                         2004       2003           2004        2003
                                         GBPm       GBPm           GBPm        GBPm

Amounts due within one year
Trade creditors                           233        216             -            -
Bills payable                              18         17             -            -
Amounts owed to subsidiary undertakings     -         -              -           81
Other creditors                           255        312            11            6
Social security                             9         10             -            -
Taxation                                  196        228             -            -
Accruals and deferred income              273        285             -            -
Proposed dividend (note 11)               104         93           104           93

                                        1,088      1,161           115          180

Amounts due after more than one year
Other creditors                            33         34             -            -
Accruals and deferred income               10         12             -            -

                                           43         46             -            -


19. Provisions for liabilities and charges


                                        Post
                                  retirement
                                     medical     Reorganisation               Deferred
                                    benefits                and      Surplus  taxation     Total
                                  (restated)      restructuring   properties (restated)
                                        GBPm               GBPm         GBPm       GBPm      GBPm

At the beginning of the year              90                 31            9       153       283
Prior year adjustment                    (90)                 -            -       (67)     (157)

At the beginning of the year
(restated)                                 -                 31            9        86       126
Currency translation adjustment            -                  4            -        (5)       (1)
Timing differences within                  -                  -            -        23        23
statement of recognised gains and losses

Utilised during the year                   -                (44)           -         -       (44)
Charged during the year                    -                 32            -        43        75

At the end of the year                     -                 23            9        147      179

The Group has adopted "FRS 17 - Retirement benefits". As a result pensions and post-retirement medical liabilities and the related deferred tax are now included within the new balance sheet classification "Pension and post-retirement liabilities" This has been accounted for as a prior year adjustment.

GBP11m of reorganisation and restructuring provisions brought forward from previous years were utilised during the year. New provisions totalling GBP7m were created during the year. Of the provisions outstanding at the year end, GBP11m relate to the termination of a land lease in California and GBP2m for the trust fund established for social and community projects in Mexico. The remainder relates to the Group restructuring programme.

It is expected that the majority of reorganisation and restructuring costs will be incurred in the financial year ending 31 August 2005, whilst the trust funds will be disbursed as the projects develop.

The provision for surplus properties will be utilised over the terms of the leases to which the provisions relate.

Notes to the accounts

19. Provisions for liabilities and charges (continued)


Deferred taxation

                                                                      31 August
                                                  31 August                2003
                                                       2004          (restated)
                                                       GBPm                 GBPm

Accelerated capital allowances                           37                  16
Goodwill and other intangible assets                    117                  82
Tax losses and credits                                  (58)                (37)
Pensions and post-retirement benefits                  (174)               (181)
Other timing differences                                 33                   3

Net deferred taxation asset                             (45)               (117)

Comprising :
Deferred tax asset (note 17)                            (18)                (22)
Deferred tax liability (note 19)                        147                  86
Pensions and post retirement benefits (note 5)         (174)               (181)

                                                        (45)               (117)


Movement in deferred taxation
                                                   31 August
                                                        2004
                                                        GBPm

At the beginning of the year                             136
Prior year adjustment                                   (253)

At the beginning of the year (restated)                 (117)
Currency translation adjustment                            -
Timing differences within statement of recognised
gains and losses                                          22
Charged during the year                                   50

At the end of the year                                   (45)


The prior year adjustment arises following the introduction of "FRS 17 - Retirement Benefits"

Deferred tax assets of GBP39m at 31 August 2004 (2003: GBP42m) have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

Deferred tax has not been provided for liabilities which might arise on unremitted earnings of overseas subsidiaries and associates, as such earnings are reinvested by the Group and no tax is expected to be payable on them in the foreseeable future.

Notes to the accounts

20. Net debt


                                              31 August       31 August
                              Redemption           2004            2003
                                    date           GBPm            GBPm

Unsecured loans
GBP250m Bond (6.625%)*              2014            247             247
EUR600m Bond (5.875%)*              2009            402             410
GBP450m Bond (6.625%)*              2011            448             447
EUR800m Bond (5.5%)*                2006            539             550
NZD125m Capital Notes (9.3%)        2006             45              45
DEM500m Notes (4.75%)*              2005            173             176
NZD100m Revolving Credit Facility*  2006             19              23
MXN 600m Revolving Credit Facility  2008             28              34
Foreign currency swaps           Various           (209)           (115)

                                                  1,692           1,817
Less amounts repayable within one year                -              (2)

Loan capital                                      1,692           1,815
Short-term borrowings                               378             772
Cash at bank and in hand                           (129)           (175)

Net debt                                          1,941           2,412

* Borrowings and interest guaranteed by Allied Domecq PLC or Allied Domecq (Holdings) PLC
The Euro and GBP Bonds have been partially swapped into floating rate US dollars.
The Parent Company has short-term borrowings of nil (2003: nil)


                                    31 August         31 August
                                         2004              2003
                                         GBPm              GBPm

Repayment schedule
More than five years                      695             1,104
Between two and five years                222               711
Between one and two years                 775                 -

Loan capital                            1,692             1,815
Short-term borrowings                     378               772

Total borrowings                        2,070             2,587


The funding policy of the Group is to maintain a broad portfolio of debt, diversified by source and maturity and to maintain committed facilities sufficient to cover with a minimum of GBP300m above peak borrowing requirements. At 31 August 2004 the Group had available undrawn committed bank facilities of GBP1,192m (2003: GBP1,346m) of which GBP77m (2003: GBP167m) mature in less than one year and GBP1,115m (2003: GBP1,179m) between two and five years.

Notes to the accounts

21. Financial instruments

The Group's treasury policies are set out in the Operating and Financial Review. Set out below is a year end comparison of the current and book values of the Group's financial instruments by category, excluding short-term debtors and creditors. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest and exchange rates.


                                31 August 2004             31 August 2003
                             Book      Current          Book      Current
                            value        value         value        value
                             GBPm         GBPm          GBPm         GBPm

Cash at bank and in hand      129          129            175         175
Short-term borrowings        (378)        (378)          (772)       (772)
Loan capital               (1,692)      (1,799)        (1,815)     (1,932)

Net debt                   (1,941)      (2,048)        (2,412)     (2,529)

Interest rate risk management
Exposure to interest rate fluctuations on borrowings and deposits is managed by using cross currency swaps, interest rate swaps and purchased interest rate options. The Group has a fixed/floating debt target of 70% +/- 10%. At the year end, taking account of swaps, 71% (2003: 70%) of net debt was at fixed rates of interest. At the year end, the weighted average maturity of net debt was approximately 3.4 years (2003: 4 years).


                               31 August 2004              31 August 2003
                            Book      Current           Book      Current
                           value        value          value        value
                            GBPm         GBPm           GBPm         GBPm

Interest rate swaps            1          (30)             1          (34)
Cross currency swaps           8           32              7           44

                               9            2              8           10

There is a deferred loss in respect of interest rate swaps, being the net of the current value less book value, of which GBP10m (2003: GBP9m) relates to the financial year ending 31 August 2005 and GBP21m (2003: GBP26m) thereafter.

There is a deferred gain in respect of cross currency swaps, being the net of the current value less book value, of which GBP4m (2003: GBP6m) relates to the financial year ending 31 August 2005 and GBP20m (2003: GBP31m) thereafter.

After taking account of cross currency and interest rate swaps, the currency and interest rate exposure of net debt as at 31 August 2004 was:


            31 August 2004                                         31 August 2003
            Fixed rate debt                                        Fixed rate debt
                                                        Weighted                                              Weighted
                                           Weighted      average                                  Weighted     average
                   Floating                 average     time for          Floating                 average    time for
             Net   rate net   Fixed rate   interest   which rate    Net   rate net   Fixed rate   interest  which rate
            debt       debt         debt       rate     is fixed   debt       debt         debt       rate    is fixed
            GBPm       GBPm         GBPm          %        Years   GBPm       GBPm         GBPm          %       Years

Sterling      18        18             -          -            -     65         5             60      11.2           8
US dollar  1,205       443           762        5.8            5  1,471       523            948       5.7           5
Euro         562        89           473        5.2            2    701       166            535       5.1           4
NZ dollar     95        22            73        8.1            2    108        35             73       8.1           3
Japanese Yen 103        34            69        0.7            3    110        36             74       0.7           4
Other        (42)      (42)            -          -            -    (43)      (43)             -         -           -

Net debt   1,941       564         1,377        5.7            4  2,412       722          1,690       5.6           6

Some of the interest rate swaps included in the above table are cancellable at the option of the banks at various dates between 1 September 2004 and 31 August 2006.

The floating rate debt includes bank debt bearing interest at rates based on the relevant inter bank rate and on commercial paper rates in the UK, US, Canada and France. These rates are fixed in advance for periods up to six months. The weighted average interest rate on floating net debt as at 31 August 2004 was approximately 3.6% (2003: 2.8%).

Notes to the accounts

21. Financial instruments (continued)

Foreign exchange
The Group estimates its net transaction cash flows in its main currencies of business which are then hedged forward for up to 18 months using a combination of forward exchange contracts and purchased foreign exchange options. At the year end 82% (2003: 84%) of such currency exposures had been hedged for the following 12 months.

The estimated current value of the foreign exchange cover forward contracts and options entered into to hedge future transaction flows is set out below based on quoted market prices where available and option pricing models.


                                                    31 August 2004                   31 August 2003
                                                    Nominal                          Nominal
                                                   value of    Book   Current       value of    Book   Current
                                                derivatives   value     value    derivatives   value     value
                                                       GBPm    GBPm      GBPm           GBPm    GBPm      GBPm

Foreign exchange forward rate contracts - assets        140       -         5            155       -         4
                                        - liabilities    53       -        (1)            72       -        (4)
Options                                 - assets        110       -         3             19       -         -
                                        - liabilities     -       -         -             19       -         -

                                                        303       -         7            265       -         -

A net gain of GBP13m was recognised on all foreign exchange forward contracts and options maturing in the year to 31 August 2004 (2003: GBP13m).

At 31 August 2004 and 31 August 2003, there were no material monetary assets or liabilities in currencies other than the functional currencies of Group companies, having taken into account the effect of derivative financial instruments that have been used to hedge foreign currency exposure.

22. Share capital


                                                                        Allotted, called up
                                        Authorised                      and fully paid
                                        31 August     31 August         31 August     31 August
                                             2004          2003              2004          2003
                                             GBPm          GBPm              GBPm          GBPm

Equity
Ordinary Shares of 25p                        400           400               277           277



                                        Authorised                    Issued
                                        Million     Million           Million     Million

Number of shares                          1,600       1,600             1,107       1,107

Notes to the accounts

22. Share capital (continued)

Share option schemes
During the year options have been granted under the existing employee share option schemes over both Ordinary Shares and American Depositary Shares (ADSs) totalling 13,159,067* shares. Options were exercised over 3,986,000* shares and options over 2,349,338* shares lapsed during the year.
* These totals include ADSs each of which represents four underlying Ordinary Shares

Details of the unexercised options granted under the Company's employee share option schemes at 31 August 2004 were as follows:
Options over Ordinary Shares


                                                                  Option   Ordinary
                                                Date of grant   Price (p)    shares

SAYE Scheme 1999                               3 December 1999     262.0    593,197
International SAYE Scheme 1999                     2 June 2000     265.0    117,883
                                              30 November 2001     282.0    522,009
Approved Executive Share Option Scheme 1999         5 May 2000     331.0      9,063
                                                    8 May 2001     408.0    845,480
                                               2 November 2001     351.5    298,442
                                                    3 May 2002     438.0     34,245
                                               1 November 2002     382.0    426,548
                                                    1 May 2003     351.0     25,641
                                               1 November 2003     383.0    353,751
                                                    1 May 2004     455.3      6,589
Executive Share Option Scheme 1999             1 November 1999     342.0  3,524,647
                                              16 November 1999     331.5    292,500
                                                    5 May 2000     331.0     15,937
                                                    8 May 2001     408.0  2,679,218
                                               2 November 2001     351.5  4,465,579
                                                    3 May 2002     438.0    214,353
                                               1 November 2002     382.0  7,122,334
                                                    1 May 2003     351.0     64,359
                                               1 November 2003     383.0  8,209,060
                                                    1 May 2004     455.3    129,901
Long Term Incentive Scheme 1999                2 November 2001       0.1  1,563,889
                                                    3 May 2002       0.1     77,054
                                               1 November 2002       0.1  1,015,906
                                               1 November 2003       0.1  1,051,959
                                                    1 May 2004       0.1     49,423

                                                                         33,708,967

Options over ADSs
                                                                           Option
                                                          Date of grant     price $     ADSs

US Schedule to the Executive Share Option Scheme 1999   1 November 2002       24.45  425,715
                                                         8 January 2003       25.85    3,868
                                                             1 May 2003       22.93    3,750
                                                         1 October 2003       26.16  373,566
Executive Share Option Scheme 1999                      1 November 2002       24.45   37,975
                                                         8 January 2003       25.85   33,366
                                                             1 May 2003       22.93    1,750
                                                        1 November 2003       26.16  337,638
Long Term Incentive Scheme 1999                          8 January 2003        0.006  21,276
                                                        1 November 2003        0.006  41,952

                                                                                   1,280,856

Notes to the accounts

22. Share capital (continued)

The Company currently satisfies the exercise of options using existing shares that are purchased in the market by the Company's employee trusts. The profit and loss expense under the option plans is determined based upon the excess of the option price of the underlying options and the market value on the date of the award and is amortised over the vesting period. As at 31 August 2004 the Company's employee trusts held 27,073,905 shares (including ADSs) in the Company all of which were the subject of awards made under the Company's employee share schemes. The trustees are obliged to waive the dividends on these shares. The options exercised during the year were all satisfied by the transfer of shares to participants by the employee trusts.

23. Capital and reserves


                                                                               Shares
                                                                              held in       Profit
                                                            Share            employee     and loss
                                                Share     premium   Merger     trusts      account
                                              capital     account  reserve  (restated)  (restated)   Total
                                                 GBPm        GBPm     GBPm       GBPm        GBPm     GBPm

Group
At the beginning of the year                      277         165     (823)         -       1,299      918
Prior year adjustment                               -           -        -       (129)       (552)    (681)

At the beginning of the year (restated)           277         165     (823)      (129)        747      237
Profit earned for Shareholders for the year         -           -        -         -          356      356
Currency translation differences on foreign
currency net investments                            -           -        -         -          108      108
Taxation on translation differences                 -           -        -         -          (26)     (26)
Movement on shares in employee trusts               -           -        -        17            -       17
Associated undertaking reserve movement             -           -        -         -          (17)     (17)
Actuarial gain on net pension liabilities
(net of deferred tax)                               -           -        -         -            2        2
Ordinary dividends                                  -           -        -         -         (167)    (167)

At the end of the year                            277         165     (823)     (112)       1,003      510

Goodwill (at historic exchange rates) of GBP2,284m has been written off to reserves.

The following adjustments have been made to opening Shareholders' funds as a result of the adoption of "FRS 17 - Retirement benefits", "Application Note G - revenue recognition" an amendment to "FRS 5 - Reporting the substance of transactions" and "UITF 38 - Accounting ESOP Trusts".


                                                             31 August
                                                                  2004
                                                                  GBPm
Reversal of SSAP 24 pension debtor                                (309)
Reversal of SSAP 24 post-retirement medical benefit                 90
Gross pension and post-retirement benefits reported under FRS 17  (586)
Deferred taxation adjustments on above                             253
UITF 38 reclassification of shares held by employee trusts        (129)

Total prior year adjustments                                      (681)

Notes to the accounts

23. Capital and reserves (continued)


                                                                        Shares
                                                                       held in
                                      Share                           employee    Profit
                            Share   premium      Merger     Capital     trusts  and loss
                           capital   account    reserve     reserve  (restated)   account    Total
                              GBPm     GBPm       GBPm         GBPm       GBPm        GBP      GBPm

Parent Company
At the beginning of the year   277      165      2,420          651          -        534    4,047
Prior year adjustment            -        -          -            -       (129)         -     (129)

At the beginning of the year
(restated)                     277      165      2,420          651       (129)       534    3,918
Profit earned for Shareholders
for the year                     -        -          -            -          -        301      301
Movement on shares in employee
trusts                           -        -          -            -         17          -       17
Ordinary dividends               -        -          -            -          -       (167)    (167)

At the end of the year         277      165      2,420          651       (112)       668    4,069



24. Minority interests

                                            Equity     Non-equity     Total
                                              GBPm           GBPm      GBPm

At the beginning of the year                    72              4        76
Currency translation adjustment                 (3)             -        (3)
Share of profits of subsidiary undertakings     12              2        14
Dividends declared                              (4)            (1)       (5)
Disposals                                       (2)             -        (2)

At the end of the year                          75              5        80

The principal minority shareholdings relate to Jinro Ballantines Company Limited and Corby Distilleries Limited.

Notes to the accounts

25. Detailed analysis of gross cash flows


                                                                Year to
                                                  Year to     31 August
                                                31 August          2003
                                                     2004     (restated)
                                                     GBPm           GBPm

Returns on investments and servicing of finance
Interest received                                       7            22
Interest paid                                        (124)         (149)
Dividends paid to minority shareholders                (5)          (21)

                                                     (122)         (148)

Taxation paid
UK taxation                                            (1)            -
Overseas taxation                                     (81)          (65)

                                                      (82)          (65)

Capital expenditure and financial investment
Purchase of tangible fixed assets                    (112)         (144)
Sale of tangible fixed assets                          53            21
Purchase of intangible fixed assets                    (8)            -
Purchase of trade investments                           -            (3)
Disposal of trade investments                           9             6

                                                      (58)         (120)

Acquisitions and disposals
Purchase of subsidiary undertaking                    (10)            -
Purchase of associated undertaking                     (1)            -
Sale of subsidiary undertaking                         20             -

                                                        9             -

Financing
Net movement of Ordinary Share capital within          17           (36)
employee trusts*
Redemption of debt                                      -          (175)
(Decrease)/increase in other borrowings                (1)           11

                                                       16          (200)


Following the adoption of "UITF 38 - Accounting for ESOP trusts' the net cash outflow arising from the purchase and disposal of shares by the trusts in 2003 has been reclassified from "Capital expenditure and financial investment" to "Financing"

* includes American Depositary Shares representing underlying Ordinary Shares.

Notes to the accounts



                                                                                  Year to     Year to
                                                                                31 August   31 August
                                                                                     2004        2003
26. Reconciliation of net cash inflow from operating activities to free cash         GBPm        GBPm
flow

Net cash inflow from operating activities                                             655         748
Capital expenditure net of sale of tangible assets                                    (59)       (123)
Dividends received from associated undertakings                                        15          13

Operating cash net of fixed assets                                                    611         638
Taxation paid                                                                         (82)        (65)
Net interest paid                                                                    (117)       (127)
Dividends paid - Ordinary Shareholders                                               (156)       (144)
               - minorities                                                            (5)        (21)

Free cash flow                                                                         251        281


                                                                                                      Year to 31 August

                                                                                 Other
                                                                            short-term
                                                  Cash at     Overdrafts    borrowings   Loan capital     2004     2003
                                                 bank and     due within    due within      due after      Net      Net
                                                  in hand       one year      one year       one year     debt     debt
27. Net debt                                         GBPm           GBPm          GBPm           GBPm     GBPm     GBPm

At the beginning of the year                          175            (90)         (682)        (1,815)  (2,412)  (2,578)
(Decrease)/increase in cash                           (37)             -           310              -      273      134
Increase/(decrease) in liquid resources                 4              -             -              -        4      (50)
Decrease/(increase) in loan capital and other loans     -              -             2             (1)       1      164
Exchange adjustments                                  (13)            16            66            124      193      (82)

At the end of the year                                129            (74)         (304)        (1,692)  (1,941)  (2,412)

Liquid resources comprise short-term deposits which have maturity dates of less than three months



                                            31 August     31 August
                                                 2004          2003
28. Capital commitments                          GBPm          GBPm

Contracted for but not provided in the accounts     3             1


                                                 Land and                  Land and
                                                buildings        Other    buildings       Other
                                                31 August    31 August    31 August   31 August
                                                     2004         2004         2003        2003
29. Operating lease commitments                      GBPm         GBPm         GBPm        GBPm

The minimum operating lease payments to be made in the year ending 31 August 2005 for leases expiring:

Within one year                                         5            4            4           1
Within two to five years                               24            7           14           8
After five years                                       21            -           26           -

                                                       50           11           44           9



Notes to the accounts

                                                                                Parent Company

                                                                         31 August     31 August
                                                                              2004          2003
30. Contingent liabilities                                                    GBPm          GBPm

Guarantees in respect of liabilities of subsidiary undertakings              2,188         2,555

In the normal course of business, the Group has a number of legal claims or potential claims against it, none of which are expected to give rise to significant loss. We are not currently involved in any legal or arbitration proceedings, including any proceedings which are threatened or pending of which we are aware, which may have a material effect on our financial position, results of operations or liquidity. Allied Domecq, together with the other major players in the US drinks industry, has been named in a putative class action lawsuit in the State of Ohio alleging a consistent, long-running deceptive programme of advertising and marketing which is illegally targeted at children and underage drinkers and claiming disgorgement of unlawful profits. The lawsuit, which is being vigorously defended, is in the very early pre-discovery, pre-trial pleading stages; accordingly, it is too early to determine the materiality of the contingent liability arising from this lawsuit and no reserve has been established in connection therewith.

31. Related party transactions

Transactions with associated undertakings
All transactions with these undertakings arise in the normal course of the business.


                                         Year to          Year to
                                  31 August 2004   31 August 2003
                                            GBPm             GBPm

Sales to associated undertakings              52               43
Purchases of goods and other services         (2)             (11)
Marketing expenditure charged                (11)             (14)
Dividends received                            15               13

                                           As at            As at
                                  31 August 2004   31 August 2003
                                            GBPm             GBPm

Loans to associated undertakings               2                2

Net amounts due from associated undertakings  10                6

Transactions with Directors
Remuneration and shareholdings of Directors are disclosed in the Directors' Remuneration Report which will be published in November 2004.

Notes to the accounts

32. Statutory accounts

The financial statements of Allied Domecq PLC for the year ended 31 August 2004 and this preliminary announcement were approved by the Board of Directors on 20 October 2004. This announcement does not constitute the Group's statutory accounts but is derived from those accounts.

The financial information for the year ended 31 August 2003 is derived from the Group's statutory accounts for 2003 which have been delivered to the Registrar of Companies. The auditors have reported on the 2003 statutory accounts and on the 2004 statutory accounts; both of these audit reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The 2004 statutory accounts will be delivered to the Registrar of Companies following the Annual General Meeting.

33. Annual Report and Annual General Meeting

The Annual Report will be sent to shareholders by the end of November 2004. The Annual General Meeting of the Company will be held on 28 January 2005 at the The Landmark London Hotel, 222 Marylebone Road, London NW1 6JQ.

34. Financial calendar

Ex dividend date for final dividend                        5 January 2005
Record date for final dividend                             7 January 2005
Annual General Meeting                                     28 January 2005
Final dividend payable (Ordinary Shares)                   2 February 2005
Final dividend payable (ADRs)                              9 February 2005
Interim results announced (provisional)                    21 April 2005
Ex dividend date for interim dividend (provisionsal)       29 June 2005
Record date for interim dividend (provisional)             1 July 2005
Interim dividend payable (Ordinary Shares) (provisional)   29 July 2005
Interim dividend payable (ADRs) (provisional)              5 August 2005


US GAAP reconciliation
Allied Domecq PLC listed on the New York Stock Exchange on 31 July 2002. Pages 52 to 55 provide an explanation and reconciliation from UK to US GAAP.

Differences between UK and US Generally Accepted Accounting Principles
The Group's consolidated financial statements are prepared in accordance with UK GAAP, which differ from those generally accepted in the United States ("US GAAP"). The significant differences between UK GAAP and US GAAP which affect the Group's net income and shareholders' equity are summarised below.

Restatement of previously reported US GAAP information
In the course of doing preparatory work to convert its financial statements from UK GAAP to International Financial Reporting Standards (IFRS), the Group has identified an error in its prior reconciliation to US GAAP. The error relates to the foreign currency translation of certain assets and liabilities in connection with past business combinations. The principal assets and liabilities involved are brands, goodwill and related deferred tax. As a result, we have restated the US GAAP reconciliation for prior periods. This reconciliation adjustment does not affect any of our UK GAAP financial statements.

"SFAS No. 52 - Foreign Currency Translation", requires the Group to use the functional currency of the acquired entity to measure these assets and liabilities. As exchange rates between pounds sterling (the Group's reporting currency) and the various functional currencies of the acquired entities move, SFAS No. 52 requires a corresponding change in the valuation of these assets and liabilities in the Group's consolidated financial statements, with an offsetting charge or credit to currency translation adjustments within other comprehensive income.

In prior US GAAP reconciliations, the Group used pounds sterling in measuring certain of these assets and liabilities and as a result, the Group did not follow SFAS No. 52. The Group has followed SFAS No. 52 in the US GAAP reconciliation of its 2004 consolidated financial statements. The Group has restated the US GAAP reconciliation for prior periods and the impact in 2003 was a GBP1m charge on net income, a GBP105m credit to comprehensive income and a reduction in Shareholders' equity of GBP26m. The impact of these restatements for prior periods 2000 to 2003 is as follows:


US GAAP reconciliation changes                      Year ended 31 August
                                           2003       2002       2001       2000
                                           GBPm       GBPm       GBPm       GBPm

Net income as reported                      280        406        332      1,554
Effects of restatement:
 Brands                                       -          -          2          3
 Goodwill                                     -          -          2          1
 Stocks                                      (1)         1          -          -
 Deferred taxation                            -          -         (1)        (1)

Net income as restated                      279        407        335      1,557

Net earnings per Ordinary share (pence)
Basic as reported                          26.0p      38.0p      31.5p     146.7p
Effect of net income restatement              -        0.1p       0.3p       0.3p

Basic as restated                          26.0p      38.1p      31.8p     147.0p

Diluted as reported                        26.0p      38.0p      31.5p     146.7p
Effect of net income restatement           (0.1p)      0.1p       0.3p       0.3p

Diluted as restated                        25.9p      38.1p      31.8p     147.0p

Comprehensive income as reported            297         73        114      1,592
Effects of restatement:
  Currency translation differences          106        (48)       (10)         3
  Restatement of net income                  (1)         1          3          3

Comprehensive income as restated            402         26        107      1,598

Shareholders equity as reported           1,657      1,541      1,484      1,513
Effects of restatement:
  Brands                                    (48)      (110)       (60)       (51)
  Goodwill                                   17        (49)       (44)       (48)
  Other Intangible assets                     -          -          1          -
  Stock                                       3          -         (1)         -
  Deferred taxation                           2         28         20         21
  Other                                       -          -          -          1

Shareholders equity as restated           1,631      1,410      1,400      1,436

US GAAP reconciliation (continued)

a) Brands, goodwill and other intangible assets
Under UK GAAP, goodwill arising on acquisitions of a business since 1 September 1998 is capitalised and is held in pounds sterling and amortised by equal instalments over its anticipated useful life, but not exceeding 20 years. Goodwill arising on acquisitions prior to 1 September 1998 was charged directly to reserves. On disposal of a business, any attributable goodwill previously eliminated against reserves is included in the calculation of any gain or loss. Purchased intangible assets are capitalised and amortised over their estimated useful economic lives on a straight-line basis, except for purchased brand intangible assets. Purchased brand intangible assets are considered by the Board of Directors, to have an indefinite life given the long-term nature of premium spirits brands and the level of marketing support. We do not amortise purchased brand intangible assets but they are subject to annual impairment reviews.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 141 - Business Combinations and SFAS No. 142 - Goodwill and Other Intangible Assets, goodwill and other intangible assets arising on acquisition were capitalised and amortised over their useful economic lives, but not exceeding 40 years. The Group adopted the provisions of SFAS No. 141 as at 1 July 2001, and SFAS No. 142 as at 1 September 2001. Under SFAS No. 52 purchase accounting adjustments of acquired assets, liabilities and goodwill should be translated into the functional currency of the entity to which they relate. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination are no longer amortised and are subjected to annual impairment testing. Accordingly, net income no longer includes amortisation of brands, and goodwill amortisation recognised under UK GAAP is reversed.

The amount of goodwill under UK GAAP differs to that under US GAAP due to currency translation and the fair values allocated to intangible assets (including significant brands), stock, and the exclusion from the purchase price consideration of certain costs.

b) Associated undertakings
The principal difference between UK GAAP and US GAAP relates to the accounting treatment of goodwill which is discussed in note a).

c) Stocks
Under UK GAAP, stock acquired through a business combination is valued at the lower of replacement cost and net realisable value. Under US GAAP, stock acquired through a business combination reflects the selling price less costs to complete, costs of disposal and a reasonable element of profit for the selling effort by the acquiring company. The GAAP difference relates to maturing stock, which is being released over a number of years when it is sold to third parties.

d) Restructuring costs
Under UK GAAP, provisions are made for restructuring costs once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. Provision is made for voluntary redundancy payments to the extent that it is expected that volunteers will come forward. US GAAP requires a number of specific criteria to be met before restructuring costs can be recognised as an expense. Also, to the extent restructuring costs are related to the activities of an acquired company, US GAAP allows them to be recognised as a liability upon acquisition provided certain specific criteria are met whereas UK GAAP does not. Accordingly, timing differences arise between UK GAAP and US GAAP recognition of restructuring costs.

e) Pension costs and other post-retirement benefits
In accordance with FRS 17 - Retirement benefits, the operating and financing costs of pension and post-retirement schemes are recognised separately in the profit and loss account. Service costs are systematically spread over the service lives of the employees and financing costs are recognised in the period in which they arise. Financing costs include the interest cost and the expected return on assets (calculated using the market value of assets). The costs of past service benefit enhancements, settlements and curtailments are also recognised in the period in which they arise. The difference between actual and expected returns on assets during the year, including changes in actuarial assumptions, are recognised in the statement of total recognised gains and losses.

Under US GAAP, SFAS No. 87-Employers' Accounting for Pensions, where the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, a liability must be recognised in the statement of financial position. If this liability exceeds the unrecognised prior service cost, the excess is recorded as a reduction of shareholders' equity, net of tax.

f) Share compensation
Under UK GAAP, the cost of share option plans are amortised based on the excess of the option price of the underlying options and the market value at the date of the grant. Under US GAAP, compensation for fixed plan awards is determined at the date of grant, based on the cost of the fair value of the shares subject to the award, less the option exercise or purchase price, if any, except for allowable discounts with respect to certain qualified plans where the discount is no greater than 15% of the fair value of the shares. Compensation costs for variable plan awards is estimated at the end of each period from the date of grant to the date final compensation costs are determinable based on the difference between the fair value of the shares subject to the award and the option exercise or purchase price. Such cost is allocated to compensation expense over the vesting period and, if performance criteria are applicable to the award, based on actual performance attained.

US GAAP reconciliation (continued)

g) Proposed dividends
Under UK GAAP, the proposed dividends on Ordinary Shares, as recommended by the Directors, are deducted from Shareholders' equity and shown as a liability in the balance sheet at the end of the period to which they relate, including proposed dividends which have been recommended but not yet approved by shareholders. Under US GAAP, such dividends are only deducted from Shareholders' equity at the date of declaration of the dividend.

h) Derivative instruments and debt translation
The Group's foreign currency, interest rate and commodity contracts that hedge against forecast exposures do not meet the US GAAP hedge accounting criteria. Under US GAAP, these contracts are marked to market at the balance sheet date and gains and losses arising are included in net income. Under UK GAAP, these gains and losses can be deferred until the hedged transactions actually occur.

Under UK GAAP, where the Group issues or holds foreign currency debt outside of its domestic country, translation gains and losses together with foreign exchange gains and losses on related cross currency swaps, are recorded in reserves. Under US GAAP, the Group does not meet the hedge accounting criteria and therefore both translation gains and losses on such debt and the mark to market on related swaps are recorded in income.

The Group may enter into foreign currency contracts to hedge the purchase price consideration on certain acquisitions. Under UK GAAP, the gains and losses arising on these foreign currency contracts are recognised in the purchase price consideration. Under US GAAP, the gains and losses arising on these foreign currency contracts are recognised within net income.

i) Deferred taxation
Other than the tax effect of other UK to US GAAP differences there was only one material difference in the year ended 31 August 2003 between UK GAAP and US GAAP. This difference related to the recognition criteria for recording deferred tax assets under US GAAP and UK GAAP. Under US GAAP, the calculation of current and deferred tax assets is based on the probable tax treatment of the tax position taken. Once it is determined that there is a probable deferred tax asset, it is then reduced by a valuation allowance to the extent it is deemed more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realised. Under UK GAAP, both the existence of the asset and the probability of its recoverability are considered in combination, and a deferred tax asset is recognised only to the extent that its existence and recoverability are more likely than not.

j) Exceptional items
Under UK GAAP, exceptional items are material charges or gains that are associated with the ordinary activities of the Group that the Board of Directors determine, individually or in aggregate, would have a material impact on the true and fair view of specific line items in the consolidated financial statements. Such items are included within the profit and loss account heading and disclosed in the notes to the consolidated financial statements. Under US GAAP, there is no such concept as exceptional items. Exceptional items would not be considered extraordinary or non-operating items under US GAAP.

k) Mexican excise rebate
Under UK GAAP, we recognised the amount due when offset against future excise duty and other taxes payable. Under US GAAP, the Mexican excise rebate was recognised upon the issuance of a favourable court judgment and additional interest and inflation adjustments are recognised as they accrue.

l) Liabilities
The Group is contractually obligated to make a payment to a business venture partner upon termination of the venture which, unless renewed, is scheduled to terminate in 2029. Under UK GAAP, the Group records the obligation at the present value of the payment obligation, discounted at a risk-adjusted rate to reflect the time value of money, and recognises interest expense each period such that the recorded obligation will equal the payment obligation at the currently best estimated scheduled maturity. Under US GAAP, the obligation is recorded at the amount payable at maturity (i.e. undiscounted).

m) Franchise income
The Group has entered into agreements to sell the right to develop multiple stores within a specified territory, which entitles the Group to non-refundable franchise fees. Under UK GAAP, these franchise fees are recognised upon signing of the agreement. Under US GAAP, the revenue recognition is based on store openings or until the rights to develop the territory have been forfeited.

US GAAP reconciliation (continued)                Year to           Year to
                                                31 August         31 August
                                                     2004              2003
                                                                  (restated)
                                           Note      GBPm              GBPm

Profit earned for Ordinary                            356               337
Shareholders in accordance
with UK GAAP (as restated,
see page 20)

Adjustments to conform with US GAAP:
  Brands                                      a)      (69)                -
  Goodwill                                    a)       42                42
  Other intangible assets                     a)       (3)               (3)
  Stocks                                      c)      (14)              (23)
  Restructuring costs                         d)        -                (7)
  Pension costs and other post-retirement
    benefits                                  e)      (26)               24
  Share compensation                          f)      (17)                5
  Derivative instruments and debt
    translation                               h)      205               (61)
  Mexican excise rebate                       k)        -               (40)
  Franchise income                            m)       (6)              (10)
  Other                                                 6                (3)
  Deferred taxation - other                   i)        -               (11)
  Deferred taxation - on above US GAAP
    adjustments                               i)      (18)               29
  Minority share of above adjustments                   -                 -

Net income in accordance with US GAAP                 456               279

Other comprehensive income :
  Minimum pension liability                             8               (61)
  Currency translation differences                   (175)              184

Comprehensive income in accordance with US GAAP       289               402

Net earnings per Ordinary Share
Basic                                                42.4p             26.0p
Diluted                                              42.1p             25.9p

Shareholders' equity

                                                  Year to            Year to
                                                31 August          31 August
                                                     2004               2003
                                                                   (restated)
                                           Note      GBPm                GBPm

Shareholders' funds as reported in                    510                237
the Group balance sheet (as
restated, see page 20)

Adjustments to conform with US GAAP:
  Brands                                      a)    1,144              1,361
  Goodwill                                    a)      270                244
  Other intangible assets - costs             a)      159                179
  Other intangible assets - accumulated
                            amortisation      a)     (143)              (158)
  Associated undertakings                     b)       54                 57
  Stock                                       c)       12                 26
  Restructuring costs                         d)        1                  1
  Pension and other post
    retirement-benefits                       e)      104                185
  Share compensation                          f)       (8)                 6
  Proposed dividends                          g)      104                 93
  Derivative instruments and debt
    translation                               h)       (1)               (18)
  Liabilities                                 l)      (38)               (42)
  Franchise income                            m)      (23)               (19)
  Other                                                17                  8
  Deferred taxation - other                   i)        -                  -
  Deferred taxation - on above US GAAP
    adjustments                               i)     (425)              (529)
  Minority share of above adjustments                   -                  -
 Shareholders' equity in accordance with
 US GAAP                                            1,737              1,631









SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

21 October 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary